REAL ESTATE PURCHASE AND SALE AGREEMENT

1707 MARKET PLACE BLVD., IRVING, TEXAS 75063

THIS REAL ESTATE PURCHASE AND SALE AGREEMENT (this "Agreement") is dated as of April 4, 2016 (the "**Effective Date**"), by and between MARKET PLACE BOULEVARD, IRVING, LLC, a Delaware limited liability company ("**Seller**"), and HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership ("**Buyer**").

IN CONSIDERATION of the respective agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

1.   Property Included in Sale. Seller hereby agrees to sell and convey to Buyer, and Buyer hereby agrees to purchase from Seller, subject to the terms and conditions set forth herein, all of Seller's right, title and interest in the following:

(a)   that certain real property located in the City of Irving, County of Dallas, State of Texas and more particularly described in Exhibit A attached hereto (the "**Real Property**");

(b)   any rights, privileges and easements appurtenant to the Real Property, including, without limitation, minerals, oil, gas and other hydrocarbon substances on and under the Real Property and owned by Seller, development rights, air rights, water, water rights, riparian rights and water stock relating to the Real Property and rights-of-way or other appurtenances used exclusively in connection with the beneficial use and enjoyment of the Real Property (collectively, the "**Appurtenances**");

(c)   any improvements and fixtures located on the Real Property, including, without limitation, the buildings located thereon as well as any other structures located on the Real Property, all apparatus, installed equipment and appliances owned by Seller and located on or in and used exclusively in connection with the operation or occupancy of the Real Property, and any on-site parking (collectively, the "**Improvements**"); and

(d)   any intangible personal property used exclusively in the ownership, use, operation or maintenance of the Real Property and Improvements, including, without limitation: Seller's assignable interest in all permits, licenses, governmental approvals and other entitlements relating to the Real Property and Improvements, Seller's assignable interest in all plans, specifications and drawings relating to the Real Property and Improvements, Seller's rights as landlord under any leases or occupancy agreements in effect as of the Closing (the "**Leases**") (except for any past due rents or other past due monetary obligations under the Leases), all property records (excluding historical accounting records), substantive correspondence and other documents related to any right to occupy any of the Improvements (excluding data in digital or computer files and any computer software or hardware), a right to all security deposits and letters of credit (if any) under the Leases and any and all guaranties of the Leases (subject to applicable laws and the terms of the applicable Leases respecting said security deposits), any assignable warranty and guaranty rights (provided that Seller will not be obligated to incur any cost or expense in connection with the assignment of such rights), and rights under utility contracts or other agreements, each as they relate to the ownership, use or operation of the Property, as defined below, but excluding (i) confidential information, (ii) all rights with respect to any refund of taxes applicable to any period prior to the Closing Date, or (iii) insurance proceeds or settlements for events occurring and resolved prior to the Closing Date (collectively, the "**Intangible Property**").

All of the items referred to in subparagraphs (a), (b), (c), and (d) above are collectively referred to as the "**Property.**"

      2.   <u>Independent Contract Consideration and Purchase Price.</u>

      (a)   Contemporaneously with the execution and delivery of this Agreement, Buyer has delivered to Seller and Seller hereby acknowledges the receipt of funds in the amount of One Hundred Dollars ($100.00) (the "**Independent Contract Consideration**"), which amount the parties bargained for and agreed to as consideration for Buyer's right to inspect and purchase the Property pursuant to this Agreement and for Seller's execution, delivery and performance of this Agreement. The Independent Contract Consideration is in addition to and independent of any other consideration or payment provided in this Agreement, is nonrefundable, and is fully earned and shall be retained by Seller notwithstanding any other provision of this Agreement.

      (b)   The purchase price of the Property is Twenty-One Million Eight Hundred Thousand and 00/100 Dollars ($21,800,000.00) (the "**Purchase Price**") and shall be paid as follows:

      (i)   Within three (3) business days after the Effective Date, Buyer shall deposit in escrow with Chicago Title Insurance Company ("**Title Company**"), 2828 Routh Street, Suite 800, Dallas, Texas 75201 Attn: Daniel Tsakonas, Escrow Officer, phone: (214) 965-1659, email: Daniel.Tsakonas@ctt.com, an earnest money deposit of Four Hundred Fifty Thousand and 00/100 Dollars ($450,000.00) (the "**Deposit**"). Except as set forth in this Agreement, the Deposit shall be nonrefundable to Buyer.

      (ii)   Title Company shall invest the Deposit in an interest bearing account, provided that no investment may have a maturity date later than the Closing (as hereinafter defined) or involve the risk of loss of principal. Title Company may commingle the Deposit with Title Company's other general funds. In the event the sale of the Property as contemplated hereunder is consummated, the Deposit shall be credited against the Purchase Price.

      (iii)   The balance of the Purchase Price shall be deposited in escrow with the Title Company in immediately available funds on the day of closing of the purchase and sale contemplated hereunder (the "**Closing**"), and the entire Purchase Price (as adjusted pursuant to the express terms and provisions of this Agreement below) shall be paid through escrow in immediately available funds on the Closing Date (as hereinafter defined) to Seller. The Closing shall be deemed to occur upon the delivery and recording of the Deed (as defined in <u>Section 3(a)</u> below) and such date shall be referred to herein as the "**Closing Date.**" The provisions of this <u>Section 2(b)(iii)</u> shall survive the Closing (as hereinafter defined).

      3.   <u>Transfer of Title to the Property.</u>

      (a)   At the Closing, Seller shall convey to Buyer title to the Real Property, the Appurtenances and the Improvements by a duly executed and acknowledged Special Warranty Deed in the form attached hereto as <u>Exhibit B</u> (the "**Deed**"). Evidence of delivery of title shall be the issuance by Title Company to Buyer of a Texas standard Owner's Policy of Title Insurance in the amount of the Purchase Price, insuring fee simple title to the Real Property, Appurtenances and the Improvements vested in Buyer subject only to the Permitted Exceptions (as defined below) or exceptions otherwise caused or approved by Buyer (the "**Title Policy**").

(b)   At the Closing, Seller shall transfer all of Seller's right, title and interest in and to any Intangible Property (other than the Leases) by an Assignment of Intangible Property in the form attached hereto as Exhibit C (the "**Assignment of Intangible Property**").

(c)   At the Closing, Seller shall assign to Buyer all of Seller's right, title and interest in and to the Leases and all refundable tenant security deposits and letters of credit held by Seller and Buyer shall assume all of Seller's obligations under the Leases, by an Assignment and Assumption of Leases in the form attached hereto as Exhibit D (the "Assignment and **Assumption of Leases**"). The Leases in effect as of the Effective Date are more fully described on the schedule attached hereto as Exhibit E (the "**Schedule of Leases**").

4.   Due Diligence Period; As-Is Purchase.

(a)   Due Diligence Period. Buyer, or its designees, shall have until 5:00 p.m. (Central Time) on April 27, 2016 (as further modified by Section 7(b), the "**Due Diligence Period**"), to conduct its due diligence review with respect to the Property.

(b)   Due Diligence Deliveries. Buyer and Seller acknowledge and agree that Seller has provided Buyer (if available) or shall provide, (but only to the extent available and in Seller's possession), with copies of all documents and other information described in this Section 4(b) below (collectively, the "**Due Diligence Documents**"):

(i)   The existing survey of the Property dated March 20, 2015 and prepared by J. Andy Dobbs of Kimley-Horn and Associates, Inc. ("the "**Survey**").

(ii)   All contracts in Seller's possession relating to Seller's ownership or operation of the Property in effect on the Effective Date and that may be assignable to Buyer at Closing specified on Exhibit F attached hereto ("**Contracts**"), but excluding, however, all property management contracts with Seller, all insurance policies and all sale or leasing brokerage listing agreements, none of which will be assigned to Buyer at the Closing.

(iii)   The written environmental, engineering, soil and other property reports pertaining to the Property specified on Exhibit G attached hereto.

(iv)   The Leases currently in effect and all modifications or amendments thereto, with the tenants specified on Exhibit E attached hereto.

(v)   A certified rent roll for the Property for the month in which this Agreement is executed, or if not yet available, the most recently available month, in the form customarily prepared for Seller by the current manager of the Property and copies of monthly rent rolls for 2015.

(vi)   Copies of all leasing commission agreements with respect to the Property to which Seller is a party.

(vii)   Operating statements for the Property for the past three (3) years and through the end of December 2015 (or the period of Seller's ownership of the Property or whatever is in Seller's possession, if either less) in the format customarily prepared for Seller by the current manager of the Property and, to the extent not covered in the Operating Statements, 2013, 2014, 2015 CAM reconciliations/estimates, and a YTD expense general ledger in the format customarily prepared for Seller by the current manager of the Property.

(viii)   An inventory of the personal property, if any, to be conveyed to Buyer at Closing.

(ix)   Copies of the ad valorem and personal property tax statements covering the Property for the current tax year (if available) and for the previous two (2) years (or the period of Seller's ownership of the Property, if less).

(x)   All Governmental licenses and permits issued to Seller with respect to the Property to the extent in Seller's possession, including specifically, without limitation, building permits, certificates of occupancy, and special or conditional use permits in Seller's possession.

(xi)   Plans and specifications for the Improvements, to the extent in Seller's possession, including working CAD files and current as-builts.

(xii)   A schedule of all tenant deposits (security or otherwise), which schedule may be a part of the rent roll.

(xiii)   A schedule of all insurance claims over the past three (3) years that relate to the Property.

(xiv)   A historical occupancy report by year for the last two (2) years.

(xv)   A schedule of historical capital expenditures on the Property during the calendar year 2013, 2014, and 2015.

(xvi)   An aging report detailing current payment delinquencies of any tenants.

(xvii)   Billing information for tenant expense reimbursements (common area maintenance, taxes, insurance, etc.) for 2014 and 2015.

(xviii)   A general ledger for 2014 and 2015 and the 2016 (year-to-date).

(xix)   Copies of all utility accounts which will be transferred to Buyer at Closing.

(xx)   A copy of the 2016 operating expense budget.

(xxi)   Copies of all guaranties and warranties covering the Property.

(xxii)   A description of all threatened and pending litigation that affects the Property.

(xxiii)   Documentation reflecting expenses incurred in connection with repair and maintenance projects performed in the prior two (2) years where the expenses exceeded $20,000.

(xxiv)   Copies of any documents regarding any roof, foundation and pest control (including termite) work performed on the Improvements and the bonds and for warranties of said work, if any.

(xxv)   Copies of all orders of any governmental agencies respecting any claimed violation of any federal, state or local law, ordinance, rule, regulation, requirement or order affecting the Property, including any notices received regarding the Property.

(xxvi)   List of Tenant Improvement allowances owed to tenants and expiration dates.

(xxvii) All REA and CC&R's that may affect the Property.

(xxviii) Zoning Information Report, including all information obtained regarding zoning of the Property, other governmental regulations and all documents relating to the land use permits and entitlements with respect to the Property.

Buyer hereby covenants and agrees to abide by the terms and conditions of those certain Confidentiality Statements previously executed by and Buyer attached hereto as Exhibit H (collectively, the "Confidentiality Statements") in reviewing the Due Diligence Documents, the terms and conditions of which are incorporated herein by reference.

(c) Further Document Review. Subject to the provisions of this Section 4(c), Seller shall provide Buyer with reasonable access to Seller's relevant files with respect to the Property at the office of Seller's property manager, Transwestern Property Company Central Region, L.P., d/b/a Transwestern ("Transwestern"), located at the Property or the office of Wells Real Estate Funds ("Wells") set forth in Section 13(a), for inspection and copying, but in no event shall any files be removed from the office of Transwestern or Wells. On two (2) business days advance written notice from Buyer to Transwestern or Wells, either party shall, to the extent in their possession or control, provide access to all books and records relating exclusively to the Property (but excluding any confidential or privileged information, information prepared for internal purposes, including budgets, correspondence or documents relating to Seller's acquisition of the Property, information related to disputes, litigation or claims that have been resolved or settled, or information relating to prior prospective sales of the Property, work product, marketing studies, appraisals of the Property, and information relating to Seller itself) located at the office of Transwestern or Wells for inspection and copying.

(d) Contracts. Prior to the expiration of the Due Diligence Period, Buyer shall notify Seller in writing of any Contracts it disapproves and does not want to assume at Closing. Seller shall (i) send a notice of termination at Closing to the other parties under all Contracts disapproved by Buyer in writing prior to the end of the Due Diligence Period, and (ii) terminate all management, leasing, brokerage or commission agreements relating to the Property as of the Closing. Notwithstanding the foregoing, Buyer shall not have the right to disapprove, and Seller shall not be obligated to terminate, any Contracts which cannot be terminated prior to the Closing Date without payment of penalty or fee. Any Contract that Seller is not required to terminate pursuant to the foregoing sentence shall be assigned to, and assumed by, Buyer at Closing (the "Assumed Contracts"), subject to the provisions of Section 12(b) below. The list of Assumed Contracts, as amended pursuant to Section 12(b) below, will be attached to the Assignment of Intangible Property.

(e) Title Matters; Buyer's Objections; Seller's Right to Cure. Seller, at its expense, shall request within three (3) days after the Effective Date, a current, effective commitment for title insurance (the "Title Commitment") issued by the Title Company, in the amount of the Purchase Price, naming Buyer as the proposed insured, and accompanied by best available copies of all documents referred to in the Title Commitment. Buyer hereby accepts title to the Property subject to the following matters: (i) as of the Closing Date, the lien for current real property taxes not yet due and payable including any supplementary taxes relating to the period after Closing which may be imposed as a result of Buyer's purchase of the Property from Seller; (ii) all matters of record, including exceptions listed in the Title Commitment (except as otherwise expressly provided in this Section 4(e) below); (iii) matters disclosed by the Survey; (iv) the rights of the tenants under the Leases; (v) zoning regulations and ordinances, building restrictions and regulations of governmental agencies having jurisdiction over the Property; (vi) Uniform Commercial Code financing statements or conditional bills of sale, provided that either (A) such statements were filed on a date more than five years prior to the Closing Date, or (B) a tenant is the debtor thereunder; (vii) any lien, encumbrance or lis pendens either (A) for which the instrument required to remove said encumbrance of record is delivered on or prior to the Closing Date to the proper party or to the Title Company together with the required recording or filing fee, or (B) as to which the Title Company will omit as an exception to the Title Policy; (viii) the lien of any assessment which is or may become payable in annual installments of which any installment is then a charge or a lien, provided that apportionment thereof is made as provided in this Agreement; (ix) judgments, bankruptcies or other proceedings against other persons having names the same as or similar to that of Seller, provided Seller on request delivers to Buyer and the Title Company an affidavit showing that such judgments, bankruptcies or other proceedings are not against Seller; (x) rights of electric, gas, steam, telephone, cable, water and any other utility companies to lay, maintain, install and repair pipes, lines, poles, conduits, cables, boxes and related equipment upon, under and above the Property, provided same are not violated by, and do not prohibit, the existence of, or interfere with the present use of the improvements situated on the Property; (xi) possible variations between the description of the Property on the tax maps and in this Agreement; and (xii) matters created by, through or under Buyer. All of the foregoing shall be, collectively, the "**Permitted Exceptions.**" Buyer may obtain, at Seller's sole cost and expense, an updated survey of the Property (the "**Updated Survey**"). Within two (2) business days after Buyer's receipt of the Updated Survey, Buyer shall deliver a copy of the same to Seller. In the event Buyer objects to any exceptions to title that appears in the Title Commitment or any matters disclosed by the Updated Survey, Buyer shall, within fifteen (15) days following the Effective Date, deliver a title objection letter to Seller and Title Company identifying any such objections (the "**Title Objection Letter**"). Any title exceptions listed in the Title Commitment or any matters disclosed in the Updated Survey that are not timely objected to in the Title Objection Letter shall be deemed approved by Buyer. In the event Buyer timely delivers the Title Objection Letter, Seller shall have until seven (7) days after receipt of the Title Objection Letter within which to agree to eliminate or modify any such identified objections. Seller shall have no obligation to so eliminate or modify any such unacceptable exceptions or matters or to incur any cost or expense in connection therewith. In the event that Seller has not agreed to so eliminate or modify such unacceptable exceptions or matters, Buyer shall, prior to the end of the Due Diligence Period, either waive such objections and accept title to the Property subject to such unacceptable exceptions or matters, or terminate this Agreement by notice to Seller. Buyer's failure to so terminate shall be deemed to constitute Buyer's election to waive such objections and Buyer's approval of such title exceptions or matters. If, after the expiration of the Due Diligence Period and prior to the Closing Date, the Title Company first discloses any new title exceptions other than Permitted Exceptions ("**New Exceptions**"), then subject to the provisions of this Section 4(e) below, Seller shall have ten (10) days following the giving of notice by Buyer to Seller objecting to such New Exception(s) to attempt, at Seller's sole option, to cause such exceptions to be removed as exceptions or insured against at no expense to Buyer, which, in either case, shall be deemed the cure of such title defect. If such ten (10) day period extends beyond the Scheduled Closing Date (as hereinafter defined), the Closing Date shall be extended until the first business day following the expiration of such ten-day period. If such exceptions are not so cured, Buyer may (i) waive such objectionable title exceptions and proceed to Closing, or (ii) terminate this Agreement and obtain a return of the Deposit. If any New Exceptions are not objected to or are waived in writing by Buyer within three (3) business days after Buyer first discovers or learns about such New Exceptions, then such New Exceptions shall be deemed Permitted Exceptions. Notwithstanding the foregoing, Seller agrees to pay and remove, or, at Seller's election to cause the Title Company to insure over, any mechanic's lien or other monetary lien recorded against title to the Property (but excluding any lien caused by the tenant under the Leases) (collectively referred to as the "**Removed Liens**"), and any property taxes and assessments that become delinquent prior to Closing.

(f)   Buyer's Inspections. Provided Buyer has given Seller not less than two (2) business days prior notice, and provided further that a representative of Seller accompanies Buyer and Buyer's authorized agents, consultants, contractors, and representatives, Seller shall permit Buyer and its authorized agents, consultants and contractors to enter upon the Property during normal business hours to make and perform inspections and investigations of the Property and Property Condition (as defined below), including, without limitation, asbestos testing of the Improvements. Seller will use reasonable efforts to cooperate with Buyer in Buyer's inspection of the Property and review of all relevant records of the Property, including the Leases. Buyer shall have the right to conduct a Phase I environmental examination and geotechnical study on the Real Property, but Buyer shall not conduct any other invasive or destructive testing on the Real Property without Seller's prior consent, which consent may be withheld in Seller's sole and absolute discretion. Prior to conducting any inspection of the Property, Buyer will obtain (or ensure that its agents, consultants and contractors, as applicable, will obtain) and provide to Seller a certificate of insurance evidencing Buyer's or Buyer's agents', consultants' and contractors', as applicable, procurement of: commercial general liability insurance from an insurer reasonably acceptable to Seller in an amount not less than One Million Dollars ($1,000,000) per occurrence and not less than Two Million Dollars ($2,000,000) on a general aggregate basis for bodily injury, death and property damage, and excess (umbrella) liability insurance with liability insurance with limits of not less than Five Million Dollars ($5,000,000) per occurrence, insuring against any liability arising out of any entry, test or investigation of the Property pursuant to the provisions hereof. Buyer's commercial general liability insurance shall name Seller as an additional insured, and shall be primary and non-contributing with any other insurance of Seller. In conducting any inspections, investigations or tests of the Property, Buyer and its agents and representatives shall: (i) not disturb any tenants or interfere with their use of the Property pursuant to the Leases; (ii) not interfere with the operation and maintenance of the Property; (iii) not injure Seller, its agents or tenants or their respective agents, guests, invitees, contractors and employees or subtenants; (iv) comply with all applicable laws; (v) promptly pay when due the costs of all tests, investigations, and examinations done with regard to the Property; (vi) not permit any liens to attach to the Property by reason of the exercise of its rights hereunder; (vii) repair any damage to the Property resulting directly from any such inspection or tests; and (viii) not reveal or disclose (except to Seller and Seller's agents) prior to Closing any information obtained by Buyer concerning the Property or documents related thereto, except as may be otherwise required by law. If this Agreement is terminated, Buyer shall restore the Property to the condition in which it was found. Buyer's obligation to restore the Property shall survive any termination of this Agreement.

(g) <u>Contact with Third Parties</u>. Buyer shall obtain Wells' prior written approval prior to any contact with a third party (other than tenants) with a contractual relationship with Seller with respect to the Property, as well as any governmental authority or adjacent property owner ("**Third Parties**") and shall provide Wells an opportunity to make joint contact with such Third Parties. Buyer shall have the right to contact and interview tenants with respect to the Property after obtaining Wells' prior written approval upon at least two (2) business days' prior written notice to Wells of such proposed contact and provided a representative of Wells shall be provided an opportunity to be present (including a meeting or interview conducted by telephone). Buyer shall copy Wells on all correspondence with tenants, occupants, or any Third Parties. Buyer shall not enter into any agreement or commitment that is binding on the Property until after the Closing. Notwithstanding the above, Buyer shall have no power or authority to bind Seller or the Property prior to Closing; provided, however, Seller has given Buyer notice of Buyer's obligation to restore the Property within ten (10) days of such termination.

(h) <u>As-Is Purchase</u>. Buyer acknowledges that prior to Closing it will have had the opportunity to inspect the Property and observe the physical characteristics and condition of the Property and any and all other matters as to, concerning or with respect to any matter whatsoever relating to the Property or this Agreement or of concern to Buyer ("**Property Condition**"), including, but not limited to: title; the environmental condition of the Property (including the presence or absence of Hazardous Materials (as defined below) in, on, or about the Property); water, soil, pest and geological conditions of the Property; the Leases; the Contracts; the financial condition of the Property; the suitability of the Property for any and all activities and/or uses which may be conducted thereon; the compliance of or by the Property with any and all laws, rules, ordinances or regulations of any applicable governmental authority or body (including environmental, zoning, building codes, and the status of any development or use rights respecting the Property); the availability of permits, licenses and approvals respecting the Property; the economic or engineering feasibility of any alteration or renovation of the Property that may be contemplated by Buyer; the habitability, merchantability, marketability, profitability or fitness for a particular purpose of the Property; and the physical condition of the Improvements, including construction defects, deferred maintenance, and other adverse physical conditions or defects. Buyer further acknowledges and agrees that, except for any express representations, warranties or agreements made by Seller herein, neither Seller nor any of Seller's employees, agents or representatives have made any representations, warranties or agreements, express or implied, by or on behalf of Seller as to any matters concerning the Property Condition.

Buyer hereby acknowledges, agrees and represents that the Property is to be purchased, conveyed and accepted by Buyer in its present condition, "AS IS," "WHERE IS" and "WITH ALL FAULTS," and that no patent or latent defect or deficiency in the Property Condition whether or not known or discovered, shall affect the rights of either Seller or Buyer hereunder, nor, after expiration of the Due Diligence Period, shall the Purchase Price be reduced as a consequence thereof.

By the end of the Due Diligence Period, Buyer will have examined, reviewed and inspected all of the Property Conditions and other matters which, in Buyer's judgment, bear upon the Property and its value and suitability for Buyer's purposes. Upon Closing, Buyer will acquire the Property solely on the basis of its own examinations, reviews and inspections and the title insurance protection afforded by the Title Policy.

Upon Closing, Buyer shall assume the risk that Property Conditions may not have been revealed by Buyer's investigations. The release and waiver of claims set forth below shall be referred to as the "Release." Upon the Closing, Buyer, on its own behalf and on behalf of each of its successors and assigns and each and all of its and their respective members, partners, officers, directors, employees, parents, affiliates and subsidiaries, and each of their respective successors and assigns (collectively, "Waiver Parties") releases Seller and its respective members, partners, affiliates, parent business organizations, subsidiary business organizations, shareholders, officers, directors, beneficiaries, agents, employees, attorneys and representatives and their respective successors and assigns (collectively, "Released Parties") from, and waives any and all liability, claims, demands, damages and costs (including attorneys' fees and expenses) of any and every kind or character, known or unknown, for, arising out of, or attributable to, any and all Property Conditions, including, without limitation, any and all actual, threatened or potential claims, claims for contribution under Environmental Laws (as defined below), suits, proceedings, actions, causes of action, demands, liabilities, losses, obligations, orders, requirements or restrictions, liens, penalties, fines, charges, debts, damages, costs, and expenses of every kind and nature, whether now known or unknown, whether foreseeable or unforeseeable, whether under any foreign, federal, state or local law (both statutory and non-statutory), and, whether asserted or demanded by a third party against any of the Waiver Parties or incurred directly or indirectly by any of the Waiver Parties themselves, that any of the Waiver Parties may now or hereafter have against any of the Released Parties (collectively, "Claims"), and that arise in connection with or in any way are related to (i) the physical condition of the Property, the financial condition of the Property, or the financial conditions of the tenants under the Leases, the value of the Property or its suitability for Buyer's use, the status of any of the Leases or of the tenants thereunder, the ownership, management or operation of the Property, including any claim or demand by any tenants for the refund or return of any security deposit or other deposit, or the accuracy or completeness of any information reviewed by Buyer in connection with its investigations of the Property and which may have been relied upon by Buyer in deciding to purchase the Property, (ii) any Handling (as defined below) of any Waste Materials (defined below) or Hazardous Materials (as defined below) at, beneath, to, from, or about the Property, (iii) any compliance or non-compliance with Environmental Laws regarding any Waste Materials, Hazardous Materials or any Handling related thereto at, beneath, to, from, or about the Property, (iv) any acts, omissions, services or other conduct related to any of the foregoing items "(i)" through "(iii)," inclusive, and/or (v) any condition, activity, or other matter respecting the Property that is not addressed by any of the foregoing items "(i)" through "(iv)," inclusive. Buyer acknowledges that any condition of the Property which Buyer discovers or desires to correct or improve prior to or after the Closing Date shall be at Buyer's sole expense. Buyer shall defend, hold harmless and indemnify the Released Parties and each of them from and against all claims, suits, demands, losses, damages and expenses (including reasonable attorneys' and consultants' fees and costs) incurred as a result of actions that are inconsistent with the provisions of this Section 4(h) of Buyer, or its successors under this Agreement or of entities or persons who or which at any time control, are under common control with or are controlled by Buyer. Notwithstanding the foregoing, Buyer will not be liable for (i) Buyer's discovery of an of an adverse environmental or other condition affecting the Property or (ii) the negligence or other misconduct of Seller or any third-party not acting on Buyer's behalf. This Release and indemnity shall survive the close of escrow and the recording of the Deed conveying the Property from Seller to Buyer.

As used in this Agreement, the following terms have the following definitions:

(1) **"Environmental Laws"** means any applicable foreign, federal, state or local law, statute, regulation, rule, ordinance, permit, prohibition, restriction, license, requirement, agreement, consent, or approval, or any determination, directive, judgment, decree or order of any executive, administrative or judicial authority at any federal, state or local level (whether now existing or subsequently adopted or promulgated) relating to pollution or the protection of the environment, natural resources or public health and safety.

(2) **"Handling"** means, at any time and to any extent and in any manner whatsoever, any presence of or any handling, storing, transferring, transporting, treating, using, recycling, separating, sorting, incinerating, transforming, reconstituting, containing, containerizing, packaging, manufacturing, generating, abandoning, covering, capping, dumping, closing, maintaining, disposing, placing, discarding, encapsulating, filling, landfilling, investigating, monitoring, remediating, removing, responding to, reporting on, testing, releasing, contamination resulting from, spilling, leaking, pouring, emitting, emptying, discharging, injecting, escaping, migrating, or leaching.

(3) **"Hazardous Materials"** means any material, waste, chemical, compound, substance, mixture, or byproduct that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a "hazardous constituent," "hazardous substance," "hazardous material," "extremely hazardous material," "hazardous waste," "acutely hazardous waste," "hazardous waste constituent," "infectious waste," "medical waste," "biohazardous waste," "extremely hazardous waste," "pollutant," "toxic pollutant," or "contaminant," or any other formulation intended to classify substances by reason of properties that are deleterious to the environment, natural resources or public health or safety including, without limitation, ignitability, corrosiveness, reactivity, carcinogenicity, toxicity, and reproductive toxicity. The term Hazardous Materials shall include, without limitation, the following:

i. a "Hazardous Substance," "Hazardous Material," "Hazardous Waste," or "Toxic Substance" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq. or the Solid Waste Disposal Act, 42 U.S.C. Section 6901, et seq., including any regulations promulgated thereunder, as any of the foregoing may be amended;

ii. "Oil" or a "Hazardous Substance" under Section 311 of the Federal Water Pollution Control Act, 33 U.S.C. Section 1321, as may be amended, as well as any other hydrocarbonic substance, fraction, distillate or by-product;

iii. mold;

iv. asbestos and any asbestos containing material; and

v. a substance that, due to its characteristics or interaction with one or more other materials, wastes, chemicals, compounds, substances, mixtures, or byproducts, damages or threatens to damage the environment, natural resources or public health or safety, or is required by any law or public entity to be remediated, including remediation which such law or public entity requires in order for property to be put to any lawful purpose.

(4) **"Waste Materials"** means any putrescible or nonputrescible solid, semisolid, liquid or gaseous waste of any type whatsoever, including, without limitation:

i. any garbage, trash, refuse, paper, rubbish, ash, industrial or commercial or residential waste, demolition or construction wastes, abandoned vehicles or parts thereof, discarded home and industrial appliances, sewage, sewage sludge, manure, vegetable or animal solid and semisolid waste, and any other item intended to be or actually dumped, abandoned, discarded, treated, transformed, incinerated, disposed of or recycled; and

ii. any "solid waste" as defined in the Solid Waste Disposal Act, 42 U.S.C. Section 6901, et seq., including any regulations promulgated thereunder, as any of the foregoing may be amended.

(i) Covenant Not to Sue. Subject to any express representations, warranties or agreements made by Seller herein or in any Closing Documents and Buyer's rights under this Agreement and any Closing Documents, Buyer, on its own behalf and on behalf of the Waiver Parties, covenants and agrees never to sue or otherwise commence or prosecute any action or other proceeding against any of the Released Parties, for a claim released pursuant to this Agreement. The parties hereto agree that this Section 4(i) (the "**Covenant Not to Sue**") may be pleaded by a Released Party as a full and complete defense to any action or proceeding by a Waiver Party that is contrary to the terms of the Release, and may be asserted as a basis for abatement of, or injunction against, said action or proceeding and as a basis for a cross-complaint for damages therein. If a Waiver Party breaches the Covenant Not to Sue, any Released Party damaged thereby shall be entitled to recover from such Waiver Party not only the amount of any judgment which may be awarded in favor of such damaged Released Party, but also for such other actual damages, costs, and expenses as may be incurred by such damaged Released Party, including court costs, reasonable attorneys' fees and all other costs and expenses, taxable or otherwise, in preparing the defense of, defending against, or seeking and obtaining abatement of, or injunction against, such action or proceeding, and establishing and maintaining the applicability of the Release and this Covenant Not to Sue. This Covenant Not to Sue shall survive the Closing and the recording of the Deed conveying the Property from Seller to Buyer.

(j) Expiration of Due Diligence Period. If Buyer does not deliver a notice to Seller before the end of the Due Diligence Period that it elects to terminate this Agreement, Buyer shall be deemed to have elected to continue this Agreement. If this Agreement is terminated in accordance with this Section 4(j), Buyer shall obtain a return of the Deposit and neither party shall have any rights or obligations hereunder (except to the extent otherwise provided herein with respect to obligations and liabilities that expressly survive the termination of this Agreement). If Buyer fails to deliver a notice of termination before the end of the Due Diligence Period or otherwise elects to continue this Agreement in effect, the Deposit shall be deemed nonrefundable to Buyer.

(k)   Termination of Agreement. If this Agreement is terminated prior to Closing for any reason, then promptly following such termination, Buyer shall return and deliver, as the case may be, to Seller, within five (5) business days after termination: (i) all original documents delivered to Buyer pursuant to Sections 4(b) and 4(c) and copies made by Buyer and its partners, attorneys, accountants, consultants, agents and prospective lenders, and (ii) copies of all third party reports and studies relating to the Property procured or obtained by Buyer or by Seller, or any other person for the benefit of Buyer, and received by Buyer, but without any representation or warranty by Buyer respecting such reports. The provisions of this Section 4(k) shall survive any termination of this Agreement.

5.   Conditions to Closing.

(a)   Buyer's Conditions. The following conditions are precedent to Buyer's obligation to purchase the Property (the "Conditions Precedent"):

(i)   Title Insurance. Title Company shall have issued or shall have committed to issue the Title Policy. Buyer may request additional title policy forms or endorsements, but such shall not constitute a Condition Precedent.

(ii)   Deliveries Complete. Seller shall have delivered to Buyer or Title Company the documents listed in Section 7(c) of this Agreement.

(iii)   Representations, Warranties and Covenants. Seller shall have performed in all material respects each covenant required to be performed by Seller under this Agreement and each Seller's representations and warranties set forth in this Agreement shall be materially true and correct as of the Closing.

(iv)   Estoppel Certificates. Seller shall have provided, to the extent of such lessee's obligations under its lease and otherwise on a customary and reasonable form provided by Buyer, estoppel certificates from at least seventy-five percent (75%) of the leasable area within the Improvements.

The Conditions Precedent are intended solely for the benefit of Buyer. If any of the Conditions Precedent are not timely satisfied, Buyer shall have the right in its sole discretion to either terminate this Agreement or waive in writing the Condition Precedent and proceed with the Closing.

(b)   Seller's Conditions. The following conditions are precedent to Seller's obligation to sell the Property (the "Seller's Conditions"):

(i)   Deposit of Funds. Buyer shall have deposited the Purchase Price into escrow, subject to the adjustments set forth in Section 2 and Section 7(f) of this Agreement.

(ii)   Deliveries Complete. Buyer shall have delivered to Seller or Title Company the documents listed in Section 7(d) of this Agreement.

(iii)   Representations, Warranties and Covenants. Buyer shall have performed each and every covenant required to be performed by Buyer under this Agreement, and all of Buyer's representations and warranties set forth in this Agreement shall be materially true and correct as of the Closing.

Seller's Conditions are intended solely for the benefit of Seller. If any of Seller's Conditions are not timely satisfied, Seller shall have the right in its sole discretion to either terminate this Agreement or waive in writing the Seller's Condition and proceed with the Closing.

6. Remedies.

(a) IN THE EVENT THE SALE OF THE PROPERTY IS NOT CONSUMMATED BECAUSE OF A BREACH OR DEFAULT UNDER THIS AGREEMENT BY BUYER OR BECAUSE OF THE FAILURE OF ANY SELLER'S CONDITIONS, THE DEPOSIT SHALL BE PAID TO AND RETAINED BY SELLER AS LIQUIDATED DAMAGES AND AS SELLER'S SOLE REMEDY FOR SUCH BREACH OR DEFAULT OR FAILURE OF SELLER'S CONDITIONS AND NEITHER PARTY SHALL HAVE ANY OBLIGATION TO THE OTHER HEREUNDER, EXCEPT FOR PROVISIONS OF THIS AGREEMENT WHICH EXPRESSLY STATE THEY SURVIVE THE TERMINATION OF THIS AGREEMENT. THE PARTIES HEREBY AGREE THAT SELLER'S ACTUAL DAMAGES IN SUCH EVENT WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE AND THAT THE AMOUNT OF THE DEPOSIT PLUS ANY INTEREST ACCRUED THEREON REPRESENTS THE PARTIES' REASONABLE ESTIMATE OF SUCH DAMAGES. THE PARTIES ACKNOWLEDGE THAT THE DEPOSIT HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES AND AS SELLER'S EXCLUSIVE REMEDY AGAINST BUYER, AT LAW OR IN EQUITY, IN THE EVENT THE SALE OF THE PROPERTY IS NOT CONSUMMATED BY REASON OF A BREACH OR DEFAULT UNDER THIS AGREEMENT BY BUYER. HOWEVER, NOTHING IN THIS SECTION SHALL PRECLUDE THE RECOVERY OF ATTORNEYS' FEES OR OTHER COSTS INCURRED BY SELLER IN ENFORCING THIS AGREEMENT OR LIMIT THE EFFECTIVENESS OF THE INDEMNIFICATION OBLIGATIONS OF BUYER UNDER SECTIONS 10 AND 13(B) OF THIS AGREEMENT.

(b) IF SELLER TERMINATES THIS AGREEMENT PURSUANT TO A RIGHT GIVEN TO IT HEREUNDER AND BUYER TAKES ANY ACTION WHICH INTERFERES WITH SELLER'S ABILITY TO SELL, EXCHANGE, TRANSFER, LEASE, DISPOSE OF OR FINANCE THE PROPERTY OR TAKE ANY OTHER ACTIONS WITH RESPECT THERETO (INCLUDING, WITHOUT LIMITATION, THE FILING OF ANY LIS PENDENS OR OTHER FORM OF ATTACHMENT AGAINST THE PROPERTY), THEN NOTWITHSTANDING SECTION 6(a) ABOVE, THE NAMED BUYER (AND ANY PERMITTED ASSIGNEE OF BUYER'S INTEREST HEREUNDER) SHALL BE LIABLE FOR ALL LOSS, COST, DAMAGE, LIABILITY OR EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES, COURT COSTS AND DISBURSEMENTS AND CONSEQUENTIAL DAMAGES) INCURRED BY SELLER BY REASON OF SUCH ACTION TO CONTEST BY BUYER.

(c) In the event of a pre-Closing default under this Agreement by Seller that directly results in a failure to consummate the sale of the Property in accordance with the provisions of this Agreement, which breach or default has not been cured by Seller within twenty (20) days after notice from Buyer (the "Cure Period"), Buyer may, as Buyer's sole and exclusive remedy exercise one, and only one, of the following: (i) terminate this Agreement by delivery of notice of termination to Seller, whereupon the Deposit shall be returned to Buyer and all parties hereto shall be relieved of all further obligations hereunder (other than obligations which by their terms survive such a termination); or (ii) close and waive the default; or (iii) if, and only if, Seller's default is a refusal by Seller to convey the Property to Buyer as required by this Agreement, commence an action for specific performance (but not damages hereunder) against Seller, provided that any action for specific performance must be commenced within forty-five (45) days after the expiration of the Cure Period. If Buyer elects to seek specific performance of this Agreement, then as a condition precedent to any suit for specific performance, Buyer shall have on or before the Scheduled Closing Date, fully performed all of its obligations hereunder which are capable of being performed (other than the payment of the Purchase Price, which shall be paid as and when required by the arbitrators in the suit for specific performance). Notwithstanding the foregoing, Buyer shall have no right to seek specific performance, if Seller shall be prohibited from performing its obligations hereunder by reason of any law, regulation, or other legal requirement applicable to Seller.

7.   Closing and Escrow.

(a)   Upon mutual execution of this Agreement, the parties shall deposit an executed counterpart of this Agreement with Title Company as instructions to Title Company as the escrow holder for consummation of the purchase and sale contemplated hereby. Seller and Buyer each agrees to execute such additional escrow instructions as may be appropriate, or required by Title Company, to enable the escrow holder to comply with this Agreement; provided that in the event of any conflict between the provisions of this Agreement and any supplementary escrow instructions, the terms of this Agreement shall control.

(b)   The Closing hereunder shall be held and delivery of all items to be made at the Closing shall be made at the offices of Title Company on or before 3:00 p.m. (Central Time) on May 12, 2016 (the "**Scheduled Closing Date**"). Notwithstanding the foregoing, Buyer may extend the Scheduled Closing Date until May 27, 2016 by notifying Seller and making an additional One Hundred Thousand and 00/100 Dollars ($100,000.00) Deposit with the Title Company on or before May 9, 2016, such Deposit to be deemed non-refundable for all purposes under this Agreement. Buyer may further extend the Scheduled Closing Date until June 13, 2016 by notifying Seller and making an additional Four Hundred Thousand and 00/100 Dollars ($400,000.00) Deposit with the Title Company on or before May 24, 2016, such Deposit to be deemed non-refundable for all purposes under this Agreement.

(c)   On or prior to the Closing, Seller shall deliver to Buyer or to Title Company, as escrow holder, the following:

(i)   a duly executed and acknowledged Deed;

(ii)   two (2) duly executed counterparts of the Assignment of Intangible Property;

(iii)   two (2) duly executed counterparts of the Assignment and Assumption of Leases;

(iv)   a duly executed notice to the tenants under the Leases of the sale of the Property, in the form of Exhibit I attached hereto notifying such tenants that the Property has been transferred to Buyer and that Buyer is responsible for security deposits (specifying the amounts of such deposits) returnable under the Leases and notifying such tenants of the new address where tenants are to make rental payments after the Closing;

(v)   an affidavit pursuant to Section 1445(b)(2) of the United States Internal Revenue Code (the "Code") and on which Buyer is entitled to rely, that Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code, substantially in the form of Exhibit J attached hereto, together with such affidavits and other documentation as may be required pursuant to any tax withholding laws or requirements of the State where the Property is located;

(vi)   a statement of any change in Seller's representations and warranties set forth herein due to occurrences from and after the Effective Date through and including the Closing ("**Changes**");

(vii)   a duly executed counterpart of the Closing Statement (as defined below);

(viii)   the originals or certified copies of any documents representing any Intangible Property being conveyed to Buyer, each to the extent in Seller's possession, provided that such items may be delivered to Buyer outside of escrow on the Closing Date; and

(ix)   keys to all doors to the Improvements which are in Seller's or its agents' possession; and

(x)   such resolutions and authorizations relating to Seller's authority to undertake the transaction contemplated hereby as shall be reasonably required by Title Company.

Buyer may waive compliance on Seller's part under any of the foregoing items by an instrument in writing.

(d)   On or prior to the Closing, Buyer shall deliver to Seller or to Title Company as escrow holder, the following:

(i)   two (2) duly executed counterparts of the Assignment of Intangible Property;

(ii)   two (2) duly executed counterparts of the Assignment and Assumption of Leases;

(iii)   a duly executed counterpart of the Closing Statement; and

(iv)   such resolutions and authorizations relating to Buyer's power and authority to undertake the transaction contemplated hereby as shall be reasonably required by Seller or Title Company.

In addition, the Purchase Price, as adjusted for prorations and costs as provided herein shall have been delivered to Seller or Title Company, as escrow holder.

Seller may waive compliance on Buyer's part under any of the foregoing items by an instrument in writing.

(e)   Seller and Buyer shall each deposit such other instruments as are reasonably required by Title Company or otherwise required to close the escrow and consummate the purchase and sale of the Property in accordance with the terms hereof.

(f)   The following are to be apportioned as of the Closing Date and the applicable adjustment(s) shall be made to the Purchase Price delivered to Seller:

(i)   Rents. Rent, percentage rent, operating cost pass-throughs and other additional rent or charges payable to landlord under the Leases (collectively "**Rent**") and prepaid Rent under the Leases shall be apportioned as of the Closing Date, only to the extent then paid, based on the actual number of days in the month or other applicable period during which the Closing occurs. Security deposits then held by Seller shall be considered a credit due to Buyer for Closing settlement purposes. Seller shall be entitled to invoice and collect from the tenants after the

Closing any Rent payable for periods prior to Closing, provided that Seller shall not be permitted to bring any action to terminate the Leases or evict any tenant. With respect to any Rent arrearages existing under the Leases or operating cost pass-throughs billed by or paid to Buyer after Closing, Buyer promptly shall pay to Seller any amounts actually collected which are applicable to the period preceding the Closing Date; provided that, all such amounts collected by Buyer after the Closing Date shall be applied first to Rent due for the month in which the Closing occurs, then to any unpaid Rent that has accrued for any month prior to the Closing Date, and then to unpaid Rent that has accrued for any month after the month of Closing. Buyer shall reasonably cooperate with Seller in recovering any Rent payable for periods prior to Closing.

(ii)   Utility Charges. To the extent that Seller (rather than the tenants) is responsible for utility charges, the parties shall arrange for utility services for the Property to be billed to Seller for the period up to the Closing Date and to Buyer for the period commencing on and from and after the Closing; provided, however, if Seller pays any utility bill which covers a period of time beyond the Closing Date, the prorated amount of such costs attributable to Buyer's period of ownership shall be reflected as a credit to Seller on the settlement statement at Closing.

(iii)   Other Apportionments and Closing Costs. Amounts payable under the Assumed Contracts, annual or periodic permit and/or inspection fees, and liability for other Property operation and maintenance expenses and other recurring costs will be apportioned as of the Closing Date. Buyer shall pay: (A) one-half of the recording fees charged by the Title Company; (B) premiums for extended coverage to the Title Policy, including all endorsements thereto; (C) one-half of Title Company's escrow fees as escrow holder (except as otherwise provided by this Section 7(f)(iii)); and (D) all fees, costs and expenses incurred in connection with Buyer's due diligence activities. Seller shall pay: (E) one-half of the recording fees charged by the Title Company, (F) all costs relating to the cost of the base premium and title search fees for the Title Policy, (G) all fees, costs and expenses related to the Updated Survey (if any), (H) one-half of Title Company's escrow fees as escrow holder (except as otherwise provided by this Section 7(f)(iii)); and (I) the commission/fee payable to Broker. If this Agreement is terminated due to a default of Seller hereunder, then Seller shall pay all escrow fees and charges incurred in connection with such termination, and if this Agreement is terminated due to a default of Buyer, then Buyer shall pay all such escrow fees and charges. Each party will pay its own legal fees and expenses incurred in connection with the transactions contemplated by this Agreement. Payment of all other costs incurred in connection with the transaction contemplated by this Agreement shall be allocated between Buyer and Seller in accordance with the custom of the County where the Property is located, as reasonably determined by Title Company.

(iv)   Real Estate Taxes and Special Assessments. General real estate taxes and assessments payable during the tax year in which Closing occurs will be prorated at the Closing on an accrual basis on the basis of the taxes and assessments that accrue and are due and payable during the tax year in which the Closing occurs. Specifically, (i) Seller shall be responsible for that portion of such taxes and assessments equal to (A) the total such taxes due and payable during the tax year in which the Closing occurs, multiplied by (B) a fraction, the numerator of which shall be the number of days in such tax year prior to the Closing Date, and the denominator of which shall be 365; and (ii) Buyer shall be responsible for that portion of such taxes and assessments equal to (A) the total such taxes due and payable during the tax year in which the Closing occurs, multiplied by (B) a fraction, the numerator of which shall be the number of days in such tax year subsequent to and including the Closing Date, and the denominator of which shall be 365. Notwithstanding anything to the contrary herein, Seller shall be entitled to any and all tax refunds relating to the period before the Closing Date, regardless of when the refunds are received, except if and to the extent that such refunds are payable to the tenant of the Property at the time such refunds are received under the terms of the Lease, in which case the refundable portion of the amount received shall be paid to such tenant. Buyer shall pay any such refund received by Buyer to Seller, less amounts paid to the tenant as described above, within two (2) business days of receipt by Buyer or its successors-in-interest. Seller shall have the sole authority to prosecute any tax protest, challenge or appeal for a tax year ending prior to the Closing Date and Buyer shall cooperate in the prosecution of any such protest, challenge or appeal.

(v)   Leasing Costs. Seller shall be responsible for payment of all Leasing Costs (defined below) incurred in connection with any Leases executed prior to the Effective Date (the "Seller's Leasing Costs"). To the extent any Seller's Leasing Costs have not been fully paid as of the Closing Date, the Buyer shall receive a credit at the Closing against the Purchase Price in the amount of the balance of the Seller's Leasing Costs remaining to be paid, and the Buyer shall assume all obligations of the Seller to pay the balance of the Seller's Leasing Costs as to which the Buyer shall have received such credit and to perform the obligations associated with the same. Seller will provide a list of Seller's Leasing Costs, if any, as Exhibit L, attached hereto. Buyer shall be responsible for all Leasing Costs relating to renewals, amendments, expansions and extensions of Leases, in each case to the extent such Leasing Costs relate to renewal, expansion or extension rights of tenants under such Leases that are exercised or amendments that are entered into, after the Effective Date of this Agreement. "Leasing Costs" shall mean, with respect to a particular Lease, all capital costs, expenses incurred for capital improvements, equipment, painting, decorating, partitioning and other items to satisfy the initial construction obligations of the landlord under such Lease (including any expenses incurred for architectural or engineering services in respect of the foregoing), "tenant allowances" in lieu of or as reimbursements for the foregoing items, payments made for purposes of satisfying or terminating the obligations of the tenant under such Lease to the landlord under another lease (i.e., lease buyout costs), costs of base building work, relocation costs, temporary leasing costs, leasing commissions (including all reasonable amounts charged by the landlord under such Lease to its own agents for commissions on leasing transactions), brokerage commissions, legal, design and other professional fees and costs, in each case, to the extent the landlord is responsible for the payment of such cost or expense under the relevant Lease or any other agreement relating to such Lease, and specifically excluding any items which a tenant, or other party, is obligated to reimburse to landlord, other than through the payment of base rent.

(vi)   Closing Statement. Title Company shall prepare a preliminary Closing settlement statement and shall deliver such statement to Buyer and Seller for approval no less than three (3) days prior to the Closing Date (the approved statement being referred to as the "Closing Statement").

(vii)   Post-Closing Reconciliation. Seller and Buyer hereby agree that if any of the Section 7(f) prorations cannot be calculated accurately as of the Closing Date, then the same shall be estimated (based on current information then known, such as the most recent tax bills) for the purposes of Closing, and within thirty (30) days after the Closing Date, or as soon as sufficient information is available to permit the parties to effectively calculate such prorations but in no event later than ninety (90) days following the Closing Date, the parties shall make such adjustments to the prorations as necessary to reflect the accurate information, and the parties shall then make such payments to one another as necessary to correct any errors made in the prorations as of the Closing Date once such correct information is available. Either party owing the other party a sum of money based on such subsequent prorations shall pay such sum to the other party within ten (10) days after such calculations. Upon Buyer's prior written request, for a period of two (2) years following the Closing, Seller shall make Seller's books and records available to Buyer during normal business hours for inspection, copying and audit by Buyer's designated accountants, at Buyer's expense, in order to comply with any Securities and Exchange Commission requirements related to Rule 3-14 of Regulation S-X. In no event shall Seller incur any liability whatsoever in conjunction with any related audit.

(viii)   Survival. The provisions of Section 7(f) shall survive the Closing, for a period of ninety (90) days after the Closing Date.

8.   Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows, which representations and warranties shall be true as of the Effective Date and as of the Closing Date except for Changes identified pursuant to Section 7(c)(vi) and, subject to Section 13(n), are to survive Closing:

(a)   Status. Seller is duly organized or formed, validly existing and qualified and empowered to conduct its business and has full power and authority to enter into and perform the terms of this Agreement.

(b)   Enforceability. This Agreement is duly authorized and executed by Seller, and this Agreement and all documents required to be executed by Seller in connection herewith, are and shall be when executed valid, legally binding obligations of Seller, enforceable in accordance with their terms.

(c)   Leases. Attached hereto as Exhibit E is a Schedule of Leases as of the Effective Date. The information set forth in said Exhibit E is accurate in all material respects as of the Effective Date. Seller has neither given nor received any written notice of any breach or default under any of the Leases which has not been cured.

(d)   To Seller's actual knowledge, there is no existing, pending or threatened litigation, lawsuit, hearing or proceeding affecting all or any portion of the Property. From the Effective Date through and including the Closing Date, Seller will advise Buyer promptly of any litigation, arbitration, or administrative hearing concerning or affecting all or any portion of the Property of which Seller has notice.

(e)   To Seller's actual knowledge, the list of the Contracts attached hereto as Exhibit F is true, correct and complete in all material respects as of the date hereof. Seller has neither given nor received any written notice of any breach or default under any of the Contracts which has not been cured.

(f)   To Seller's actual knowledge, except for those tenants in possession of the Property under written Leases for space in the Property, as shown on the rent roll attached hereto as Exhibit K (the "Rent Roll"), there are no parties in possession of, or claiming any possession to, any portion of the Property.

(g)   To Seller's actual knowledge, the Rent Roll, which includes the list of all security deposits and letters of credit, is true, correct and complete in all material respects.

(h)   To Seller's actual knowledge, Seller is not due any insurance proceeds payable from any insurance policies held by or on behalf of Seller with respect to the Property.

(i)   To Seller's actual knowledge, Seller has not received written notice from any governmental agency or authority (i) claiming a violation or breach of any laws, ordinances, orders or regulations of such governmental agency or authority affecting the Property or (ii) advising Seller of any special tax assessment affecting the Property.

(j)   Seller has not filed for bankruptcy or reorganization or made a general assignment for the benefit of creditors, and Seller is not insolvent or otherwise unable to pay its debts as they become due and no party has any unsatisfied judgment against Seller.

(k)   Seller has received no notice of any proposed or pending public improvements or any pending or contemplated condemnation proceedings affecting the Property. From the Effective Date through and including the Closing Date, Seller will promptly notify Buyer upon obtaining knowledge of the institution of any proceedings for the condemnation of the Property, or any portion thereof, or any other proceedings arising out of injury or damage to the Property, or any portion thereof.

(l)   Except as disclosed to Buyer in the property reports listed on Exhibit G, to Seller's actual knowledge, no Hazardous Materials or underground storage tanks have been or are contained in, treated, stored, handled or located on, discharged from, or disposed of on, or constitute a part of, the Property except for such Hazardous Materials that may be used in connection with the operation of such a center and in compliance with applicable law. As used herein, the term "**Hazardous Materials**" includes, without limitation, any asbestos, urea formaldehyde foam insulation, flammable explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, or related or unrelated substances or materials defined, regulated, controlled, limited or prohibited in the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), as amended (42 U.S.C. Sections 9601, *et seq.*), the Hazardous Materials Transportation Act, as amended (49 U.S.C. Sections 1801, *et seq.*), the Resource Conservation and Recovery Act (RCRA), as amended (42 U.S.C. Sections 6901, *et seq.*), the Clean Water Act, as amended (33 U.S.C. Sections 1251, *et seq.*), the Clean Air Act, as amended (42 U.S.C. Sections 7401, *et seq.*), the Toxic Substances Control Act, as amended (15 U.S.C. Sections 2601, *et seq.*), and in the rules and regulations adopted and publications promulgated pursuant thereto, and in the rules and regulations of the Occupational Safety and Health Administration (OSHA) pertaining to occupational exposure to asbestos, as amended, or in any other federal, state or local environmental statute, regulation or other law now in effect.

For purposes of this Agreement, "the Knowledge of Seller" and similar phrases means the actual, current knowledge of F. Parker Hudson, Asset Manager, provided that this definition of Seller's Knowledge is intended solely to establish the scope of facts that shall be considered known by Seller for the purposes of this Agreement and not to impose on such persons any personal liability.

(m)   <u>Non-foreign Person</u>. Seller is not a "foreign person" as that term is defined in Section 1445(f) of the Code and any similar provisions of applicable state law, and the regulations issued thereunder.

(n)   <u>Non-foreign Assets</u>. Seller is in compliance with the requirements of Executive Order No. 13224, 66 Fed Reg. 49079 (September 25, 2001) (the "**Order**") and other similar requirements contained in the rules and regulations of the Office of Foreign Asset Control, Department of the Treasury ("**OFAC**") and in any enabling legislation or other Executive Orders in respect thereof (the Order and such other rules, regulations, legislation, or orders are collectively called the "**Orders**"). Seller:

(i)   is not listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the "**Lists**");

(ii)   has not been determined by competent authority to be subject to the prohibitions contained in the Orders; and

(iii)   is not owned or controlled by, nor acts for or on behalf of, any person or entity on the Lists or any other person or entity that has been determined by competent authority to be subject to the prohibitions contained in the Orders.

9.   Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller as follows (such representations and warranties to survive the Closing):

(a)   Status. Buyer is duly organized or formed, validly existing and qualified and empowered to conduct its business, and has full power and authority to enter into and perform the terms of this Agreement. Neither the execution and delivery of this Agreement, nor its performance by Buyer, will conflict with or result in the breach of any contract, agreement, law, rule or regulation to which Buyer is a party or by which Buyer is bound. There are no actions or proceedings pending or threatened to liquidate, reorganize, place in bankruptcy or dissolve Buyer, and Buyer is contemplating no such action.

(b)   Enforceability. This Agreement is duly authorized and executed by Buyer, and this Agreement and all documents required to be executed by Buyer in connection herewith, are and shall be valid, legally binding obligations of Buyer, enforceable in accordance with their terms.

(c)   Proceedings. No action, proceeding or investigation is pending or threatened against Buyer, before any governmental or other authority that would affect its ability to carry out its obligations under this Agreement.

(d)   Non-foreign Assets. Buyer is in compliance with the requirements of the Orders. Buyer:

(i)   is not listed on the Lists;

(ii)   has not been determined by competent authority to be subject to the prohibitions contained in the Orders; and

(iii)   is not directly owned or controlled by, nor acts for or on behalf of, any person or entity on the Lists or any other person or entity that has been determined by competent authority to be subject to the prohibitions contained in the Orders.

10.   Indemnifications. Buyer hereby waives and agrees to protect, indemnify, defend and hold the Released Parties free and harmless from and against any and all losses, damages, injuries, accidents, fires or other casualties, liabilities, claims, costs or expenses (including, but not limited to, any and all damage to any portion of the Property and reasonable attorneys' fees and expenses) of any kind or character to any person or property relating to Buyer's due diligence activities on the Property and arising from or caused by (a) any use or misuse of the Property or other land by any of the Buyer or its duly authorized attorneys, agents, employees and contractors, or their respective agents, employees or subcontractors (Buyer and such other parties collectively referred to as the "Buyer Parties"); (b) any act or omission of any of the Buyer Parties; (c) any death, bodily injury, property damage, accident, fire, or other casualty to or involving any of the Buyer Parties or their property; (d) any violation or alleged violation by any of the Buyer Parties of any law, ordinance or regulation now or hereafter enacted; (e) any loss or theft whatsoever of any property or anything placed or stored by any of the Buyer Parties on or about the Property; and (f) any breach of any of the Buyer Parties of any provision of this Agreement. Buyer also hereby indemnifies, protects, defends and holds Seller and the Property free and harmless from and against any other claims arising from the negligence or willful misconduct of Buyer and any Buyer Party in connection with Buyer's and any Buyer Party's entry or activities upon the Property. The

indemnification provisions of this Section 10 and the covenants, representations and warranties provided in this Agreement shall survive beyond the Closing or earlier termination of this Agreement.

11.   Risk of Loss. In the event any of the Property is damaged or destroyed prior to the Closing Date, and such damage or destruction would cost less than Three Hundred Fifty Thousand and 00/100 Dollars ($350,000.00) to repair or restore, then this Agreement shall remain in full force and effect, and Buyer shall acquire the Property upon the terms and conditions set forth herein ("**Immaterial Casualty**"). In such event, Buyer shall receive a credit against the Purchase Price equal to the lesser of the cost of repairs or restoration required to be completed after the Closing or the deductible amounts under Seller's insurance policies (except the portion applied to repairs and except to the extent reimbursable by the tenant under the Lease), and Seller shall assign to Buyer all of Seller's right, title and interest in and to all proceeds of insurance on account of such damage or destruction. In the event of a casualty other than an Immaterial Casualty or in the event that the Property becomes the subject of any condemnation proceeding involving a material portion of the rentable Improvements or a substantial access to the Property, then Buyer shall have the right, at its election, to terminate this Agreement by delivery of notice of termination to Seller within ten (10) days after having been given notice of such circumstance but in any event prior to the Scheduled Closing Date, whereupon Buyer and Seller shall instruct Title Company to return the Deposit to Buyer, and Buyer and Seller shall be released from all obligations hereunder pertaining to the Property (other than the provisions which expressly survive the termination of this Agreement). If Buyer elects not to terminate this Agreement, Seller shall assign to Buyer Seller's right, title and interest in any proceeds of insurance or condemnation awards on account of such damage or destruction less Seller's reasonable costs and expenses incurred in obtaining the proceeds or award, as applicable, and the costs and expenses incurred by Seller prior to Closing respecting any repairs or restoration work made by Seller as a result of the casualty or condemnation, and the Purchase Price shall be reduced only by an amount equal to the lesser of the cost of repairs or restoration remaining to be completed or the unpaid portion, if any, of the deductible(s) payable in connection with any insurance proceeds received. Any repairs or restoration elected to be made by Seller pursuant to this Section 11 shall be first paid out of insurance proceeds and the deductible and made as promptly as reasonably possible, and at Seller's election in its sole and absolute discretion, the Closing shall be extended until the repairs or restoration are/is substantially completed.

12.   Seller's Covenants. Seller hereby covenants and agrees as follows prior to Closing:

(a)   Maintenance/Operation Duties. From the Effective Date to the Closing, Seller shall continue its normal course of maintenance and operations of the Property ("**Maintenance Duties**"). Seller agrees to operate, manage and maintain the Property in the ordinary course of business in accordance with Seller's practices prior to the date hereof, normal wear and tear and casualty damage excepted, including, but not limited to continuing repair and preventative maintenance and the maintenance of adequate insurance with respect thereto.

(b)   New Leases. Seller shall not enter into any new lease, or any material amendment of any existing Lease, or grant any approval, consent (including, without limitation, any consent to assign or sublease) or waiver under any Lease, to the extent such action would bind Buyer after the Closing, without (i) in the case of any leases, amendments, approvals, consents or waivers entered into during the Due Diligence Period, giving notice to Buyer (together with a copy of the proposed agreements) promptly upon execution thereof, or (ii) in the case of leases, amendments, approvals, consents or waivers entered into after the end of the Due Diligence Period, obtaining Buyer's prior consent thereto, which consent shall not be unreasonably withheld or conditioned. If Buyer does not disapprove Seller's request within three (3) business days following receipt of such written request, such lease, amendment, approval, consent or waiver shall be unconditionally and irrevocably deemed to have been approved by Buyer.

(c)   New Contracts. From the Effective Date through and including the Closing Date, Seller agrees to enter into only those third-party Contracts which are necessary to carry out its obligations under Paragraph 12(a) and which shall be cancellable on thirty (30) days' written notice and without payment of any fee or penalty. Except as set forth in the immediately preceding sentence, Seller shall not, without Buyer's prior written consent in each instance (which consent shall not be unreasonably withheld or delayed), enter into any other Contract or agreement that will be an obligation affecting the Property or binding on Buyer after the Closing.

13.   Miscellaneous.

(a)   Notices. Except as otherwise specifically provided in this Agreement, any notice, consent, request or approval required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given upon (i) hand delivery, (ii) one business day after being deposited with Federal Express or another reliable overnight courier service, (iii) transmission by facsimile telecopy during regular business hours at the receiver's location, with facsimile transmittal confirmation and with a confirming copy sent the same business day by United States mail or deposited with Federal Express or another reliable overnight courier service, or (iv) three (3) business days after being deposited in the United States mail, registered or certified mail, postage prepaid, return receipt required and addressed as follows:

If to Seller:

c/o Wells Real Estate Funds
5445 Triangle Parkway, Suite 320
Peachtree Corners, Georgia 30092
Attention: Mr. F. Parker Hudson
Facsimile: (770) 243-8692
Email: parker.hudson@wellsref.com

With a copy to:

DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, IL 60601
Attention: William A. Rudnick, Esq.
Telephone: (312) 368-7078
Facsimile: (312) 630-5328
Email: william.rudnick@dlapiper.com

If to Buyer:

Hartman XX Limited Partnership
2909 Hillcroft, Suite 420
Houston, TX 77057
Attention: Julian Kwok
Telephone: (713) 586-2611
Facsimile: (713) 973-8912
Email: Jkowk@hi-reit.com

and

David Wheeler
dwheeler@hi-reit.com

and

Russel Turman
rturman@hi-reit.com

:

With a copy to: Hartman XX Limited Partnership
                    2909 Hillcroft, Suite 420
                    Houston, TX 77057
                    Attention: Katherine N. O'Connell, General Counsel
                    Telephone: (713) 586-2646
                    Facsimile: (713) 465-3132
                    Email: koconnell@hi-reit.com:

or such other address as either party may from time to time specify in writing to the other.

(b)   Brokers/Intermediaries. Seller represents and warrants to Buyer that Seller has not contacted or entered into any agreement with any real estate broker, agent, finder, or any party in connection with this transaction, except for PM Realty Group ("**Broker**") and that Seller has not taken any action that would result in any real estate broker's or finder's fees or commissions being due and payable to any party other than Broker with respect to the transaction contemplated hereby. Seller will be solely responsible for the payment of Broker's commission in accordance with the provisions of a separate agreement. Buyer hereby represents and warrants to Seller that Buyer has not contracted or entered into any agreement with any real estate broker, agent, finder, or any party in connection with this transaction and that Buyer has not taken any action which would result in any real estate broker's or finder's fees or commissions being due or payable to any party with respect to the transaction contemplated hereby. Each party agrees to indemnify, defend (with counsel reasonably acceptable to the other party) and hold harmless the other party from and against any liability from all other claims for commissions, finder's fee or other compensation arising from the negotiation of this Agreement. The provisions of this Section shall survive the Closing hereunder or earlier termination of this Agreement.

(c)   Arbitration of Disputes.

(i)   Controversies or claims between Seller and Buyer that arise from this Agreement (including any modifications to this Agreement), any document, agreement or procedure related to or delivered in connection with this Agreement or the Property, any violation of this Agreement, or any claims for damages resulting from any business conducted between Seller and Buyer, including claims for injury to persons, property or business interests (individually, an "**Arbitrable Dispute**") shall be resolved pursuant to this Section 13(c), which shall survive the Closing. An Arbitrable Dispute shall not include any controversies or claims between Seller and Buyer that arise out of any claims or controversies asserted by any third party against Buyer or Seller in connection with this Agreement, any document, agreement, or procedure related to or delivered in connection with this Agreement or the Property.

(ii)   Any controversies or claims between Seller and Buyer that arise from Arbitrable Disputes shall be settled by arbitration in Dallas, Texas, under the administration of the Judicial Arbitration and Mediation Service ("**JAMS**") in accordance with the JAMS Comprehensive Arbitration Rules and Procedures current as of the time the demand is made (the "**Rules of the JAMS**"), if not inconsistent with other provisions of this Agreement, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction. The parties submit to the jurisdiction of the Dallas County, Texas district court, for purposes of confirming any such award and entering judgment. The parties further agree that, despite anything to the contrary that may now or hereafter be contained in the Rules of the JAMS, this Section 13(c) shall control.

(iii)   Either party may initiate the arbitration procedure by delivering a written notice of demand for arbitration to the other party ("**Demand**"). Within thirty (30) days after receipt of a Demand from the other party, each party shall appoint one (1) person to hear and decide the dispute. The two (2) persons so chosen shall, within thirty (30) days after their appointment, appoint a third impartial arbitrator. Each appointment of an arbitrator shall be deemed complete on delivery by the appointing party of a written notice of appointment of that arbitrator to the Dallas/Fort Worth Regional Office of the JAMS. If either Seller or Buyer fails to designate its arbitrator within the specified period after receipt of the Demand, then the arbitrator designated by the other party shall sit as the sole arbitrator to resolve the Arbitrable Dispute. If the party-appointed arbitrators are unable to appoint an impartial arbitrator, the impartial arbitrator shall be appointed under the Rules of the JAMS. The arbitrators shall be compensated for their services at a rate to be determined by the JAMS, as appropriate.

(iv)   The arbitrators shall have the authority to issue any judgment or order, including punitive damages and equitable relief; provided, however, that the arbitrators' power to provide equitable relief or specific performance shall not be limited to disputes in connection with the administration of this Agreement and shall not preclude or restrict implementation of the termination provisions of this Agreement. The final majority decision of the three arbitrators shall be final and conclusive on the parties to this Agreement. The arbitrators shall, on request of either Seller or Buyer, issue a written opinion of their findings of fact and conclusions of law. On receipt by the requesting party of the written opinion, the party shall have the right to file with the arbitrators a motion to reconsider, and the arbitrators shall then reconsider the issues raised by the motion and either confirm or change their majority decision, which shall then be final and conclusive on the parties.

(d)   Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, administrators and assigns. Buyer shall not assign this Agreement or its rights hereunder to any individual or entity without the prior written consent of Seller, except that upon written notice to Seller, Buyer may assign all its rights and delegate its duties under this Agreement to an entity that: (i) is controlled by or under common control with Buyer; and (ii) delivers, on or before the date that is five (5) business days before the Closing Date, to Seller a duly executed assignment and assumption, in form and substance reasonably satisfactory to Seller, of all of the duties and obligations of Buyer by the proposed assignee (including an express statement of the assumption of the representations and warranties in Section 9); provided that such assignment document shall include a provision that Buyer shall remain liable to Seller for the performance of the obligations of "Buyer" hereunder and such assignment shall not relieve Buyer from its obligations hereunder; and provided further that the assignment shall not delay Closing and Seller incurs no additional expense and no liability as a result thereof. Seller may not assign or otherwise transfer its interest under this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of and shall be binding upon Seller and Buyer and their respective successors and assigns.

(e)   Amendments. Except as otherwise provided herein, this Agreement may be amended or modified only by an instrument executed by the party to be bound.

(f)   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State in which the Property is located.

(g)   Integration of Prior Agreements. This Agreement and the exhibits hereto constitute the entire agreement between the parties and supersede all prior negotiations, correspondence, agreements and understandings between the parties relating to the subject matter hereof.

(h)   Enforcement. In the event a dispute arises concerning the performance, meaning or interpretation of any provision of this Agreement, the defaulting party or the party not prevailing in such dispute (as the court shall determine) shall pay any and all reasonable costs and expenses incurred by the other party in enforcing or establishing its rights hereunder, including, without limitation, arbitration and court costs and attorneys' and experts' fees. Any such attorneys' fees and other expenses incurred by either party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment.

(i)   Confidentiality. Except as required by law, Buyer shall not disclose the negotiations for or the existence of this Agreement or any proprietary or confidential information or the contents of any materials furnished by Seller (including any material related to Seller's internal affairs or composition) or the terms of this Agreement (collectively, the "**Confidential Information**"), except to its partners, attorneys, accountants, consultants, agents and prospective lenders as necessary in connection with the consummation of this transaction, and then only if similar confidential treatment is required on the part of such parties. In the event Buyer is requested or required in connection with any legal proceeding (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demands or other similar process) to disclose any of the Confidential Information, Buyer agrees to deliver Seller prompt notice of such request or requirement and shall cooperate with Seller and Seller's counsel in connection with any appeal or challenge to disclosure. Buyer acknowledges that Seller might be irreparably harmed by a breach of this Agreement by Buyer, and that it would be difficult to estimate the damages resulting therefrom. Consequently, Seller shall be entitled to injunctive or other equitable relief, as well as monetary damages against Buyer, by reason of any breach of this Agreement by Buyer or by any person to whom Buyer has disclosed the Confidential Information. Such remedy shall not be deemed to be the exclusive remedy of Seller for any breach of this Agreement but shall be in addition to all other remedies available at law or equity to Seller. If this Agreement is terminated, Buyer shall return to Seller all documents delivered by Seller to Buyer in connection with this Agreement in accordance with Section 4(k). Seller and Buyer shall not at any time announce the sale, issue a press release or otherwise communicate with media representatives regarding this sale and purchase unless such release or communication has received the prior approval of Seller and Buyer. The provisions of this Section 13(i) shall survive the termination of this Agreement and the Closing, as applicable. In the event of any conflict between the terms of this Section 13(i) and the Confidentiality Statements, this Section 13(i) shall control in all respects. Notwithstanding anything contained herein to the contrary, Buyer shall have the right to disclose the fact that it is contemplating the purchase of the Property and such other details of the transaction to the extent Buyer reasonably deems necessary to comply with applicable federal or state securities laws, rules or regulations. Furthermore, upon full execution of this Agreement, Buyer will have the right through appropriate filings with the SEC to disclose the existence of this Agreement and the transaction contemplated hereby, including by attaching a copy of the Agreement to a Form (8)k) filing.

(j)   Time of the Essence; Dates. Time is of the essence in this Agreement. If any of the dates specified in this Agreement shall fall on a Saturday, a Sunday, or a holiday, such date shall be deemed to have expired at 5:00 p.m. (Central Time) on the next business day, notwithstanding anything to the contrary herein.

(k)   Severability. If any provision of this Agreement, or the application thereof to any person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other persons, places and circumstances shall remain in full force and effect.

(l)   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. The signature page of any counterpart may be detached therefrom without impairing the legal effect of the signature(s) thereon provided such signature page is attached to any other counterpart identical thereto except having additional signature pages executed by other parties to this Agreement attached thereto. The parties may sign and deliver this Agreement by facsimile or emailed portable document format (PDF) and an Agreement signed and delivered in such manner will have the same effect as a signed and delivered original version.

(m)   1031 Exchange. Either party may structure the disposition or acquisition of the Property, as the case may be, as a like-kind exchange under Section 1031 of the Code at the exchanging party's sole cost and expense. The other party shall reasonably cooperate therein, provided that such other party shall incur no material costs, delay, expenses or liabilities in connection with the exchanging party's exchange. If either party uses a qualified intermediary to effectuate an exchange, any assignment of the rights or obligations of such party hereunder shall not relieve, release or absolve such party of its obligations to the other party. The exchanging party shall indemnify, defend and hold harmless the other party from all liability in connection with the indemnifying party's exchange, and the indemnified party shall not be required to take title to or contract for the purchase of any other property. The provisions of this subsection shall survive the Closing.

(n)   Survival and Limitations.

(i)   The parties agree that each Seller's representations and warranties contained in this Agreement and in any document executed by Seller pursuant to this Agreement shall expire and shall be of no further force or effect as of one hundred eighty (180) days following the Closing Date (the "**Limitation Period**"). If Buyer, within the Limitation Period, gives notice to Seller of any breach of such representations or warranties or any Post-Closing Default (the "**Notice**"), and if Seller fails to cure such breach or Post-Closing Default, as the case may be, within sixty (60) days following the giving of such Notice (or, if such breach or Post-Closing Default cannot reasonably be cured within sixty (60) days, Seller shall be provided with an additional reasonable time period to cure such breach, so long as such cure has been commenced within such sixty (60) days and has been diligently pursued), then Buyer's sole remedy shall be an action at law for damages as a consequence thereof, which must be commenced, if at all, prior to the expiration of the Overall Limitation Period (defined below). The Limitation Period shall apply to known as well as unknown breaches of such representations or warranties; provided that, consent to the Closing by Buyer or Seller shall be deemed to constitute a waiver of any breach of which Buyer had actual knowledge as of the Closing Date. Buyer shall not have the right to bring a cause of action for a breach of a representation or warranty unless the damage to Buyer on account of such breach (individually or when combined with damages from other breaches) equals or exceeds Twenty-Five Thousand and 00/100 Dollars ($25,000.00), and Buyer agrees that the post-Closing maximum aggregate liability of Seller for the alleged breach of any or all representations or warranties set forth in this Agreement and/or any Post-Closing Default is limited to Four Hundred Fifty Thousand and 00/100 Dollars ($450,000.00).

The term "**Post-Closing Defaults**" means all (i) post-Closing defaults by Seller under this Agreement and the agreements and instruments to be delivered by Seller at Closing including, without limitation, the Deed, and (ii) all pre-Closing Seller defaults not waived pursuant to this Agreement and not known to Buyer as of Closing. In the event of one or more Post-Closing Defaults, Buyer's sole and exclusive remedy shall be to seek actual damages in an amount (including attorneys' fees and costs) not to exceed the limits set forth in Section 13(n). The provisions of this Section 13(n) shall survive any termination of this Agreement.

(ii)   The aggregate liability of Seller to Buyer and all those claiming by or through Buyer for claims, demands, damages, expenses (including attorneys' fees), suits, awards, judgments and liabilities asserted, awarded or otherwise recovered against Seller in connection with this Agreement, any document executed by Seller in connection with this Agreement and/or the Property, including claims for breaches of Seller's representations or warranties and any and all Post-Closing Defaults, shall not exceed $450,000.

(iii)   Any right of Buyer to bring a claim, suit or demand for arbitration under this Agreement or any document executed by Seller pursuant to this Agreement shall expire and shall be of no further force or effect as of the Limitation Period. Notwithstanding the foregoing, if Buyer delivers the Notice within the Limitation Period Buyer may bring a claim, suit or demand for arbitration under this Agreement within two hundred forty (240) days from the Closing Date (the "**Overall Limitation Period**") with respect to the breach identified in the Notice. Buyer's right to bring such claim, suit or demand shall be subject to any applicable notice and cure rights described in Section 13(n)(i) above; provided that, if such cure rights and cure period extend beyond the date that is two hundred forty (240) days after the Closing Date, then the Overall Limitation Period shall be extended to the date that is ten (10) days after Seller's cure period has expired. The Overall Limitation Period referred to herein shall apply to known as well as unknown breaches of this Agreement or any such document or other bases for claims that may be brought under this Agreement or any such document.

(iv)   The provisions of this Section 13(n) shall survive the Closing.

(o)   Hold Back At Closing. In order to provide Buyer with financial recourse in the event of a breach by Seller of the representations, warranties and covenants of Seller under this Agreement, which breach is discovered after the Closing Date and for which Buyer suffers actual out of pocket damage as a result thereof, Seller and Buyer agree that an amount equal to $450,000 (the "**Holdback Proceeds**") shall be held back in escrow by the Title Company at Closing for a period of one hundred eighty (180) days, at which time (as long as no breach of representation, warranty, or covenant by Buyer that survives Closing has been asserted or alleged) the Holdback Proceeds shall be released and disbursed to Seller (such one hundred eighty (180) day period being referred to as the "**Holdback Period**"). If, during the Holdback Period, Buyer discovers a breach by Seller of a representation, warranty and/or covenant under this Agreement that survives Closing, and Buyer suffers actual out of pocket damage as a result of such breach, Buyer shall provide Seller and Title Company with written notice and reasonable evidence of such breach (the "**Claim Notice**") describing such breach and providing proof of Buyer's actual out of pocket expenses, costs and/or damages arising directly from such breach by Seller. Buyer and Seller hereby acknowledge and agree that the Holdback Proceeds are Buyer's sole and exclusive remedy for all of Seller's aggregate breaches of representation, warranties and covenants under this Agreement that survives Closing, first discovered after Closing, and Buyer waives all other rights, remedies and damages for any and all breaches by Seller of any representation, warranty or covenant under this Agreement. Seller and Buyer shall negotiate the terms of the escrow agreement ("**Escrow Agreement**") during the Due Diligence Period. The Escrow Agreement shall contain the limitations on Seller's post-Closing liability and indemnification obligations contained in this Section 13(o) and in Section 13(n). If the parties cannot agree on the terms of the Escrow Agreement by the end of the Due Diligence Period, the form of Escrow Agreement to be signed at Closing shall be the last form set out and edited by Seller's counsel prior to expiration of the Due Diligence Period. It is acknowledged and agreed that any breach by Seller of a covenant, representation or warranty discovered by or known to Buyer prior to Closing, shall be treated as a Seller default under this Agreement. Upon the expiration of the Holdback Period, (and provided that Buyer has not provided Title Company with a Claim Notice) Title Company is hereby instructed to release to Seller the Holdback Proceeds. The provisions of this Section 13(o) shall be deemed merged at Closing into the Escrow Agreement.

(p)   Exculpation. Buyer agrees that it does not have and will not have any claims or causes of action against any disclosed or undisclosed officer, director, employee, trustee, property manager, shareholder, partner, principal, parent, subsidiary or other affiliate of Seller, including, without limitation, Wells Management, Inc., Wells Real Estate Funds, Inc., or any officer, director, employee, trustee, shareholder, partner, or principal of any such parent, subsidiary or other affiliate (collectively, "**Seller's Affiliates**"), arising out of or in connection with this Agreement or the transactions contemplated hereby (including, without limitation, under any documents executed pursuant hereto). Subject to the limitations set forth in Section 13(n), Buyer agrees to look solely to Seller and its assets for the satisfaction of any liability or obligation arising under this Agreement, the transactions contemplated hereby or the documents executed pursuant hereto, or for the performance of any of the covenants, warranties or other agreements contained herein or therein, and further agrees not to sue or otherwise seek to enforce any personal obligation against any of Seller's Affiliates with respect to any matters arising out of or in connection with this Agreement, the transactions contemplated hereby or the documents executed pursuant hereto. Without limiting the generality of the foregoing provisions of this Section 13(p), Buyer hereby unconditionally and irrevocably waives any and all claims and causes of action of any nature whatsoever it may now or hereafter have against Seller's Affiliates, and hereby unconditionally and irrevocably releases and discharges Seller's Affiliates from any and all liability whatsoever which may now or hereafter accrue in favor of Buyer against Seller's Affiliates, in connection with or arising out of this Agreement, the transactions contemplated hereby or the documents executed pursuant hereto. The provisions of this Section 13(p) shall survive the termination of this Agreement and the Closing.

(q)   Water Code Notice. In the event that the Property is located in a district created under Title 4 of the Texas Water Code (General Law Districts) or by a special Act of the legislature that is providing or proposing to provide, as the district's principal function, water, sanitary sewer, drainage, and flood control or protection facilities or services, or any of these facilities or services that have been financed or are proposed to be financed with bonds of the district payable in whole or part from taxes of the district, or by imposition of a standby fee, if any, to household or commercial users, other than agricultural, irrigation, or industrial users, and which district includes less than all the territory in at least one county and which, if located within the corporate area of a city, includes less than 75 percent of the incorporated area of the city or which is located outside the corporate area of a city in whole or in substantial part, and is subject to the requirements of Section 49.452 of the Texas Water Code, then Seller shall prepare and give to Buyer the written notice that is required by Section 49.452 of the Texas Water Code.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

"Seller":

MARKET PLACE BOULEVARD, IRVING, LLC, a
Delaware limited liability company

By: _____

Randy A. Simmons, Special Manager of a
Majority of the Members

"Buyer":

HARTMAN XX LIMITED PARTNERSHIP, a Texas
limited partnership

By: Hartman XX REIT GP, LLC,
        a Texas limited liability company,
        its sole general partner

        By: _____
            Allen R. Hartman, President

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

"**Seller**":

MARKET PLACE BOULEVARD, IRVING, LLC, a Delaware limited liability company

By:_____
        Randy A. Simmons, Special Manager of a
        Majority of the Members

"**Buyer**":

HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership

By: Hartman XX REIT GP, LLC,
       a Texas limited liability company,
       its sole general partner

       By: _____
           Allen R. Hartman, President

LIST OF EXHIBITS & SCHEDULES

Exhibit A	Description of Real Property
Exhibit B	Form of Deed
Exhibit C	Form of Assignment of Intangible Property
Exhibit D	Form of Assignment and Assumption of Leases
Exhibit E	Schedule of Leases
Exhibit F	Schedule of Contracts
Exhibit G	List of Property Reports
Exhibit H	Confidentiality Statements
Exhibit I	Form of Notice to Tenants
Exhibit J	Form of Certificate of Transferor Other Than an Individual (FIRPTA Affidavit)
Exhibit K	Rent Roll
Exhibit L	List of Seller's Leasing Costs

EXHIBIT A

LEGAL DESCRIPTION

All that certain real property located in the City of Irving, County of Dallas, State of Texas, described as follows:

Being a tract of land situated in the Samuel T. Brown Survey, Abstract No. 50 and in the International and Great Northern Railroad Company Survey, Abstract No. 1624, City of Irving, Dallas County, Texas; and being all of Lot 1, Block 1, Olympus Park, an addition to the City of Irving recorded in Volume 2001124, Page 58 of the Deed Records of Dallas County, Texas.

EXHIBIT B

FORM OF DEED

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM ANY INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.

SPECIAL WARRANTY DEED

STATE OF TEXAS	§	
	§	KNOW ALL MEN BY THESE PRESENTS:
COUNTY OF DALLAS	§	

THAT MARKET PLACE BOULEVARD IRVING, LLC, a Delaware limited liability company ("**Grantor**"), for and in consideration of the sum of $10 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, has GRANTED, BARGAINED, SOLD, and CONVEYED and by these presents does GRANT, BARGAIN, SELL, AND CONVEY unto HARTMAN _____, a Texas _____ ("**Grantee**") the real property in the City of Irving, Dallas County, Texas, fully described in Exhibit A hereto, together with (a) any rights, privileges and easements appurtenant to such real property, (b) all minerals, oil, gas and other hydrocarbon substances on and under such real property and owned by Grantor, (c) all development rights, air rights, water, water rights, riparian rights and water stock relating to such real property and (d) rights-of-way or other appurtenances used exclusively in connection with the beneficial use and enjoyment of such real property (such real property, together with (a), (b), (c) and (d), hereinafter referred to collectively as the "**Property**").

This Special Warranty Deed and the conveyance hereinabove set forth is executed by Grantor and accepted by Grantee subject to the matters described in Exhibit B hereto, to the extent the same are validly existing and applicable to the Property (collectively, the "**Permitted Exceptions**").

TO HAVE AND TO HOLD the Property, together with all and singular the rights and appurtenances thereunto in anywise belonging, unto Grantee, its successors and assigns forever, and Grantor does hereby bind itself, its successors and assigns, to WARRANT AND FOREVER DEFEND all and singular the title to the Property unto the said Grantee and its successors and assigns against every person whomsoever lawfully claiming or to claim the same or any part thereof by, through, or under Grantor but not otherwise, subject to the Permitted Exceptions.

This conveyance is made on an "As Is", "Where Is" and "With All Faults" basis. The Property is sold in its present condition, **AS IS** and no warranties, express or implied, are made or inferred by virtue of this conveyance, except for a Warranty of Title and those representations and warranties made by Grantor to Grantee in that certain Real Estate Purchase and Sale Agreement dated _____, 2016.

All ad valorem taxes and assessments for the Property for the year in which this Special Warranty Deed is executed have been prorated by the parties hereto and Grantee hereby expressly assumes liability for the payment thereof. If such proration was based upon an estimate of such taxes and assessments for such year, then upon demand the parties hereto shall promptly and equitably adjust all such taxes and assessments as soon as actual figures for the Property for such year are available.

EXECUTED as of _____, 2016.

"Grantor":

MARKET PLACE BOULEVARD, IRVING, LLC, a
Delaware limited liability company

By:_____
F. Parker Hudson, Special Manager of a
Majority of the Members

STATE OF _____ §
                            §
COUNTY OF _____ §

This instrument was acknowledged before me on this ___ day of _____, 2016, by F. Parker Hudson, the Special Manager of a Majority of the Members of Market Place Boulevard, Irving, LLC, a Delaware limited liability company, on behalf of said limited liability company.

_____
Notary Public, State of _____

EXHIBIT A

DESCRIPTION OF PROPERTY

Being a tract of land situated in the Samuel T. Brown Survey, Abstract No. 50 and in the International and Great Northern Railroad Company Survey, Abstract No. 1624, City of Irving, Dallas County, Texas; and being all of Lot 1, Block 1, Olympus Park, an addition to the City of Irving recorded in Volume 2001124, Page 58 of the Deed Records of Dallas County, Texas.

EXHIBIT B

PERMITTED EXCEPTIONS

[To Come]

EXHIBIT C

FORM OF ASSIGNMENT OF INTANGIBLE PROPERTY

THIS ASSIGNMENT OF INTANGIBLE PROPERTY (this "**Assignment**") is made and entered into as of this _____ day of _____, 2016 (the "**Effective Date**") by and between MARKET PLACE BOULEVARD IRVING, LLC, a Delaware limited liability company ("**Assignor**"), and HARTMAN _____, a Texas _____ ("**Assignee**").

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged by Assignor and Assignee, effective as of the Effective Date, Assignor hereby assigns and transfers unto Assignee all of its right, title, claim and interest, if any, in and under:

(A)   all warranties and guaranties made by or received from any third party with respect to any building, building component, structure, fixture, machinery, equipment, or material situated on, contained in any building or other improvement situated on, or comprising a part of any building or other improvement situated on, any part of that certain real property described in Exhibit A attached hereto (collectively, "**Warranties**");

(B)   all of the contracts listed in Schedule 1 attached hereto (the "**Assumed Contracts**"); and

(C)   any other Intangible Property (as defined in that certain Purchase and Sale Agreement dated as of _____, 2016 between Assignor and [Assignee] (the "**Agreement**")) other than rights under the Lease (as defined in the Agreement).

ASSIGNOR AND ASSIGNEE FURTHER HEREBY AGREE AS FOLLOWS:

1.   As of the Effective Date, Assignee hereby assumes and agrees to perform all of the owner's obligations under the Warranties, Assumed Contracts and any other Intangible Property (other than rights under the Lease), whether arising before or after the date hereof.

2.   In the event of any litigation between Assignor and Assignee arising out of this Assignment, the losing party shall pay the prevailing party's costs and expenses of such litigation, including, without limitation, attorneys' fees, as the court may determine. Any such attorneys' fees and other expenses incurred by either party in enforcing a judgment in its favor under this Assignment shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Assignment and to survive and not be merged into any such judgment.

3.   This Assignment shall be binding on and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors in interest and assigns.

4.   This Assignment shall be governed by and construed in accordance with the laws of the State of Texas.

5.   This Assignment may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together shall constitute one and the same instrument. The signature page of any counterpart may be detached therefrom without impairing the legal effect of the signature(s) thereon, provided such signature page is attached to any other counterpart identical thereto (except for additional signature pages executed by other parties).

[Signature page follows]

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment the day and year first above written.

ASSIGNOR: MARKET PLACE BOULEVARD IRVING, LLC, a Delaware limited liability company

By:_____
   F. Parker Hudson, Special Manager of a
   Majority of the Members

ASSIGNEE: HARTMAN _____,
                             a Texas _____

By: _____
   Name: _____
   Title: _____

Exhibit A to
Assignment of
Intangible Property

That certain real property located in the City of Irving, County of Dallas, State of Texas, and described as follows:

Being a tract of land situated in the Samuel T. Brown Survey, Abstract No. 50 and in the International and Great Northern Railroad Company Survey, Abstract No. 1624, City of Irving, Dallas County, Texas; and being all of Lot 1, Block 1, Olympus Park, an addition to the City of Irving recorded in Volume 2001124, Page 58 of the Deed Records of Dallas County, Texas.

Schedule 1 to
Assignment of
Intangible Property

Schedule of Assumed Contracts

[Insert]

EXHIBIT D

FORM OF ASSIGNMENT AND ASSUMPTION OF LEASES

THIS ASSIGNMENT AND ASSUMPTION OF LEASES (this "**Assignment**") is made this _____ day of _____, 2016 (the "**Effective Date**"), by and between MARKET PLACE BOULEVARD IRVING, LLC, a Delaware limited liability company ("**Assignor**"), and HARTMAN _____, a Texas _____ ("**Assignee**"), who agree as follows:

1. <u>Assignment and Assumption</u>. For good and valuable consideration including, without limitation, the terms and conditions of that certain Purchase and Sale Agreement, dated _____, 2016, between Assignor and [Assignee] (the "**Purchase Agreement**"), the receipt and sufficiency of which are hereby acknowledged by Assignor and Assignee, effective as of the Effective Date, (a) Assignor assigns to Assignee all of its right, title and interest in, to and under the Leases described on the attached <u>Schedule 1</u> (the "**Lease**"), and (b) Assignee accepts the assignment and hereby assumes and agrees to perform, as a direct obligation to the parties to the Lease described on <u>Schedule 1</u> all the obligations and liabilities of Assignor as landlord under the Lease to be performed from and after the Effective Date, together with any and all obligations with respect to the repayment or credit for any security deposits under the Lease. Notwithstanding the foregoing, Assignor retains all rights to its pro rata share of any rent, operating cost pass-throughs and other additional rent or charges payable under the Lease for periods prior to the Effective Date.

2. <u>Attorneys' Fees</u>. In any action between the parties to enforce any of the terms or provisions of this Assignment, the prevailing party in the action shall be entitled to recover from the non-prevailing party, in addition to damages, injunctive relief or other relief, its reasonable costs and expenses, including, without limitation, costs and reasonable attorneys' fees, as the court shall determine. Any such attorneys' fees and other expenses incurred by either party in enforcing a judgment in its favor under this Assignment shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Assignment and to survive and not be merged into any such judgment.

3. <u>Successors and Assigns</u>. This Assignment shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

4. <u>Severability</u>. If any provision of this Assignment shall be held invalid or unenforceable for any reason and to any extent, the remainder of this Assignment shall not be affected, but shall be enforced to the greatest extent permitted by law.

5. <u>Law</u>. This Assignment shall be governed by and construed in accordance with the laws of the State of Texas.

6. <u>Counterparts</u>. This Assignment may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together shall constitute one and the same instrument. The signature page of any counterpart may be detached therefrom without impairing the legal effect of the signature(s) thereon, provided such signature page is attached to any other counterpart identical thereto (except for additional signature pages executed by other parties).

[Signature page follows]

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment the day and year first above written.

ASSIGNOR: MARKET PLACE BOULEVARD IRVING, LLC, a Delaware limited liability company

By:_____
      F. Parker Hudson, Special Manager of a
      Majority of the Members

ASSIGNEE: HARTMAN _____,
a Texas _____

By: _____
      Name: _____
      Title: _____

SCHEDULE 1 TO ASSIGNMENT AND ASSUMPTION OF LEASE

SCHEDULE OF LEASES

1. Office Lease dated May 11, 2012 with Access Plans, Inc.

2. Office Lease Agreement dated September 14, 2012 (as amended) with Broad Oak Energy II, LLC.

3. Office Lease Agreement dated December 1, 2003 (as amended) with Cadent Medical Communications, LLC

4. Office Lease dated January 26, 2015 (as amended) with CEC Entertainment, Inc., d/b/a Chuck E Cheese

5. Office Lease dated September 23, 2014 with Express Scripts, Inc.

6. Office Lease Agreement dated July 1, 2003 (as amended) with Lennar Homes of Texas Land and Construction, Ltd.

EXHIBIT E

SCHEDULE OF LEASES

1. Office Lease dated May 11, 2012 with Access Plans, Inc.

2. Office Lease Agreement dated September 14, 2012 (as amended) with Broad Oak Energy II, LLC.

3. Office Lease Agreement dated December 1, 2003 (as amended) with Cadent Medical Communications, LLC

4. Office Lease dated January 26, 2015 (as amended) with CEC Entertainment, Inc., d/b/a Chuck E Cheese

5. Office Lease dated September 23, 2014 with Express Scripts, Inc.

6. Office Lease Agreement dated July 1, 2003 (as amended) with Lennar Homes of Texas Land and Construction, Ltd.

EXHIBIT F

SCHEDULE OF CONTRACTS

1. Allied Waste/Republic Services

2. City Wide Building Services

3. Plant Interscapes

4. Dallas Security

5. Diversified Power Systems

6. EBS Solutions

7. Northland Associates

8. Executive Security

9. Fikes

10. Fujitec America

11. Massey Services

12. Mister Sweeper

13. Precision Landscape

14. Simplex Grinnell

15. Level 3 Communications

16. Mechanical Solutions

17. Time Warner Cable

18. Reliant Energy

19. Northland Associates

EXHIBIT G

LIST OF PROPERTY REPORTS

1. Phase I Environmental Site Assessment Report dated June 6, 2006, prepared by LandAmerica Assessment Corporation, LAC Project Number 06-37731.1

2. Pre-Renovation Asbestos Survey dated April 6, 2014, prepared by EHP Consulting, L.L.C., EHP Project # 142079

3. Asbestos Survey dated October 24, 2014, prepared by Primera Professional Services Group, LLC, Primera Report No. 1401-0306.

4. PLM Summary Report dated February 13, 2015, prepared by Moody Labs, Lab Job No. 15B-01666.

EXHIBIT H

CONFIDENTIALITY STATEMENTS

[See Attached Four (4) Pages]

CONFIDENTIALITY STATEMENT

Westway One, 1707 Market Place Boulevard, Irving, Texas 75063

The effective date of this Agreement is _____, 2015 or date received by the Agent. In consideration of being provided Confidential Information (as hereafter defined), Prospective Purchaser agrees as follows.

PM Realty Group, LP (Collectively, the "Agent") has prepared property information (all information collectively known as "Confidential Information") on behalf of Market Place Boulevard, Irving, LLC (the "Owner") This Confidential Information has been prepared for the Prospective Purchaser's limited use in the potential acquisition of a certain property; specifically *Westway One, 1707 Market Place Boulevard – Irving, Texas (the "Property")*.

The Agent has been retained on an exclusive basis by the Owner of the Property with respect to the offering for sale of the Property. The Owner has indicated that all inquiries and communications with respect to the contemplated sale of such Property be directed to the Agent. All fees due to the Agent in connection with the sale of the Property shall be paid by the Owner. All fees, commissions, and any other compensation payable to a third-party broker, any co-brokers, or any other agents (collectively "Brokers") of the Prospective Purchaser are solely the responsibility of the undersigned Prospective Purchaser. As such, Brokers acknowledge they will not be looking to the Agent nor Owner for any compensation from any potential sale of the Property to the Prospective Purchaser. The Prospective Purchaser indemnifies and holds the Agent and Owner harmless from any claims, liabilities, damages, or actions arising out of any claim or demand from any such Broker(s).

This Confidential Information is not intended to provide a necessarily accurate summary of the Property or any of the documents related thereto, nor does it purport to be all-inclusive or to contain all of the information which a Prospective Purchaser may need or desire All financial projections that are part of the Confidential Information are based upon assumptions relating to the general economy, competition, and other factors beyond the control of the Owner and the Agent, and therefore may be subject to variation This Confidential Information does not constitute an indication that there has been no change in the business or affairs of the Property since the date of its preparation Additional information (that automatically becomes part of the Confidential Information) and an opportunity to inspect the Property may be made available to an interested and qualified Prospective Purchaser on terms and conditions acceptable to the Owner

Neither the Owner nor the Agent nor any of their respective officers, employees, agents or principals has made or will make any representations or warranties, expressed or implied, as to the accuracy or completeness of the Confidential Information or any of the Contents (herein defined), and no legal commitment or obligation shall arise by reason of the Confidential Information or the Contents. Analysis and verification of the all information contained in the Confidential Information is solely the responsibility of the Prospective Purchaser.

The Owner expressly reserves the right, at its sole discretion, to reject any or all expressions of interest or offers to purchase the Property and/or terminate discussions with any entity at anytime with or without notice. The Owner shall have no legal commitment or obligations to any entity reviewing the Confidential Information or making an offer to purchase the Property unless and until such offer for the Property is accepted by the Owner in writing, a formal purchase and sale agreement is signed by the Owner and the Prospective Purchaser and delivered, and any conditions to the Owner's obligations there under have been satisfied by the Potential Purchaser or waived in writing by the Owner.

The Confidential Information and the contents hereof, except such information which is a matter of public record or is provided in sources available to the public (such contents as so limited herein are called the "Contents"), are of a confidential nature and are not to be made available to persons not receiving copies directly from the Agent. By accepting any of the Confidential Information, you agree that you will hold and treat it with the strictest confidence, that you will not photocopy or duplicate it, that you will not disclose any of the Contents to any other entity without prior written authorization of the Owner or the Agent, and that you will not use the information or any of the Contents in any fashion or manner detrimental to the interest of the Owner or Agent. The foregoing notwithstanding, the Confidential Information may be disclosed to the Potential Purchaser's partners, employees, legal counsel, institutional lenders, and outside advisors (collectively the "Related Parties") retained by the Potential Purchaser for your determination of whether or not to make an offer for the Property. All Related Parties shall be informed by the Potential Purchaser of the confidential nature of the Confidential Information and must agree to keep all Confidential Information strictly confidential in accordance with this agreement. The Potential Purchaser shall be responsible for any violation of this provision by any of the Related Parties.

The Confidential Information and the potential sale of the Property are subject to modification and/or withdrawal from the market by Owner at any time without prior written notice The term of this Agreement shall be two (2) years from the effective date hereof; provided, that if Owner delivers a written notice to Prospective Purchaser of any claim or cause of action arising hereunder during such two (2) year period, then such claim or cause of action shall survive said two (2) year period. Prospective Purchaser will indemnify Owner from and against any and all claims, losses, expenses, penalties, liability, judgements or damages of any kind whatsoever arising by virtue or as a result of any use or disclosure by Prospective Purchaser and it's agents of any Confidential Information in a manner that is inconsistent with, or in violation of, the terms of this agreement. This agreement shall be binding upon and inure to the benefit of Owner and Prospective Purchaser and their respective heirs, successors and assigns and shall be governed by and construed in accordance with the laws of the State of Georgia This agreement constitutes the entire agreement of the parties hereto and no modification or amendment shall be binding upon the parties unless such modification or amendment is in writing and signed by the Owner and Prospective Purchaser.

If you have no interest in further investigating the Property at this time, kindly return all Confidential Information to Agent forthwith.

Prospective Purchaser:

Company Name: _____   By: _____   Email to: John S. Dailey
Name: _____   jdailey@pmrg.com
               (Please Print)

Title: _____   Telephone: _____

Address: _____   Fax: _____

             _____   Email: _____

Agreement and Electronic Records & Signature Notice

I hereby agree to the Agreement and represent that I am authorized to agree to the terms thereof and to act on behalf of the accepting party in the proposed transaction in the Agreement.

It is agreed by the parties that, notwithstanding the use herein of the words "writing," "execution," "signed," "signature," or other words of similar import, the parties intend that the use of electronic signatures and the keeping of records in electronic form be granted the same legal effect, validity, and enforceability as a signature affixed by hand or the use of a paper-based record keeping system.

This provision will be enforced to the extent and as provided for in any applicable law including the *Electronic Signatures in Global and National Commerce Act*, and any other similar state laws based on the *Uniform Electronic Transactions Act*.

Agreement Execution

This agreement for Westway One was executed on 12/2/2015 at 12:02 PM by

Name	David Wheeler
Email	dwheeler@hi-reit.com
Company	Hartman Income REIT
Address	12655 N. Central Expressway, Suite 722
City	Dallas
State	TX
**Zip	Postal**	75243
Country	United States
Phone	(214) 432-3706
IP Address	67.200.222.18
City	Houston
Zip	77081
Country	United States
Region	Texas
ISP or Company	Logix

CONFIDENTIALITY STATEMENT

Westway One, 1707 Market Place Boulevard, Irving, Texas 75063

The effective date of this Agreement is _____, 2015 or date received by the Agent. In consideration of being provided Confidential Information (as hereafter defined), Prospective Purchaser agrees as follows:

PM Realty Group, LP (Collectively, the "Agent") has prepared property information (all information collectively known as "Confidential Information") on behalf of Market Place Boulevard, Irving, LLC (the "Owner"). This Confidential Information has been prepared for the Prospective Purchaser's limited use in the potential acquisition of a certain property; specifically *Westway One, 1707 Market Place Boulevard – Irving, Texas (the "Property")*.

The Agent has been retained on an exclusive basis by the Owner of the Property with respect to the offering for sale of the Property The Owner has indicated that all inquiries and communications with respect to the contemplated sale of such Property be directed to the Agent. All fees due to the Agent in connection with the sale of the Property shall be paid by the Owner. All fees, commissions, and any other compensation payable to a third-party broker, any co-brokers, or any other agents (collectively "Brokers") of the Prospective Purchaser are solely the responsibility of the undersigned Prospective Purchaser. As such, Brokers acknowledge they will not be looking to the Agent nor Owner for any compensation from any potential sale of the Property to the Prospective Purchaser. The Prospective Purchaser Indemnifies and holds the Agent and Owner harmless from any claims, liabilities, damages, or actions arising out of any claim or demand from any such Broker(s).

This Confidential Information is not intended to provide a necessarily accurate summary of the Property or any of the documents related thereto, nor does it purport to be all-inclusive or to contain all of the information which a Prospective Purchaser may need or desire. All financial projections that are part of the Confidential Information are based upon assumptions relating to the general economy, competition, and other factors beyond the control of the Owner and the Agent, and therefore may be subject to variation. This Confidential Information does not constitute an indication that there has been no change in the business or affairs of the Property since the date of its preparation. Additional information (that automatically becomes part of the Confidential Information) and an opportunity to inspect the Property may be made available to an interested and qualified Prospective Purchaser on terms and conditions acceptable to the Owner

Neither the Owner nor the Agent nor any of their respective officers, employees, agents or principals has made or will make any representations or warranties, expressed or implied, as to the accuracy or completeness of the Confidential Information or any of the Contents (herein defined), and no legal commitment or obligation shall arise by reason of the Confidential Information or the Contents. Analysis and verification of the all information contained in the Confidential Information is solely the responsibility of the Prospective Purchaser.

The Owner expressly reserves the right, at its sole discretion, to reject any or all expressions of interest or offers to purchase the Property and/or terminate discussions with any entity at anytime with or without notice. The Owner shall have no legal commitment or obligations to any entity reviewing the Confidential Information or making an offer to purchase the Property unless and until such offer for the Property is accepted by the Owner in writing, a formal purchase and sale agreement is signed by the Owner and the Prospective Purchaser and delivered, and any conditions to the Owner's obligations there under have been satisfied by the Potential Purchaser or waived in writing by the Owner.

The Confidential Information and the contents hereof, except such information which is a matter of public record or is provided in sources available to the public (such contents as so limited herein are called the "Contents"), are of a confidential nature and are not to be made available to persons not receiving copies directly from the Agent. By accepting any of the Confidential Information, you agree that you will hold and treat it with the strictest confidence, that you will not photocopy or duplicate it, that you will not disclose any of the Contents to any other entity without prior written authorization of the Owner or the Agent, and that you will not use the information or any of the Contents in any fashion or manner detrimental to the interest of the Owner or Agent. The foregoing notwithstanding, the Confidential Information may be disclosed to the Potential Purchaser's partners, employees, legal counsel, institutional lenders, and outside advisors (collectively the "Related Parties") retained by the Potential Purchaser for your determination of whether or not to make an offer for the Property. All Related Parties shall be informed by the Potential Purchaser of the confidential nature of the Confidential Information and must agree to keep all Confidential Information strictly confidential in accordance with this agreement. The Potential Purchaser shall be responsible for any violation of this provision by any of the Related Parties.

The Confidential Information and the potential sale of the Property are subject to modification and/or withdrawal from the market by Owner at any time without prior written notice The term of this Agreement shall be two (2) years from the effective date hereof; provided, that if Owner delivers a written notice to Prospective Purchaser of any claim or cause of action arising hereunder during such two (2) year period, then such claim or cause of action shall survive said two (2) year period Prospective Purchaser will indemnify Owner from and against any and all claims, losses, expenses, penalties, liability, judgements or damages of any kind whatsoever arising by virtue or as a result of any use or disclosure by Prospective Purchaser and it's agents of any Confidential Information in a manner that is inconsistent with, or in violation of, the terms of this agreement. This agreement shall be binding upon and inure to the benefit of Owner and Prospective Purchaser and their respective heirs, successors and assigns and shall be governed by and construed in accordance with the laws of the State of Georgia. This agreement constitutes the entire agreement of the parties hereto and no modification or amendment shall be binding upon the parties unless such modification or amendment is in writing and signed by the Owner and Prospective Purchaser

If you have no interest in further investigating the Property at this time, kindly return all Confidential Information to Agent forthwith.

Prospective Purchaser:

Company Name: _____	By: _____	Email to: John S Dailey
Name: _____		jdailey@pmrg com
_____(Please Print)_____		
Title: _____	Telephone: _____	
Address: _____	Fax: _____	
_____	Email: _____	

Agreement and Electronic Records & Signature Notice
I hereby agree to the Agreement and represent that I am authorized to agree to the terms thereof and to act on behalf of the accepting party in the proposed transaction in the Agreement.

It is agreed by the parties that, notwithstanding the use herein of the words "writing," "execution," "signed," "signature," or other words of similar import, the parties intend that the use of electronic signatures and the keeping of records in electronic form be granted the same legal effect, validity, and enforceability as a signature affixed by hand or the use of a paper-based record keeping system.

This provision will be enforced to the extent and as provided for in any applicable law including the *Electronic Signatures in Global and National Commerce Act*, and any other similar state laws based on the *Uniform Electronic Transactions Act*.

Agreement Execution

This agreement for Westway One was executed on 12/3/2015 at 2:11 PM by

Name	Russell Turman
Email	rturman@hi-reit.com
Company	Hartman Income REIT
Address	12655 North Central Expressway, Suite 722
City	Dallas
State	TX
**Zip	Postal**	75243
Country	United States
Phone	(214) 432-3726
Referred By	jkwok@hi-reit.com
IP Address	67.200.222.18
City	Houston
Zip	77081
Country	United States
Region	Texas
ISP or Company	Logix

EXHIBIT I

FORM OF NOTICE TO TENANT

_____, 2016

VIA FACSIMILE AND U.S. MAIL

[TENANT]

_____

_____

_____

                                      Re: ["PROPERTY" DESCRIPTION]

Dear _____:

        This letter is to inform you that the above-referenced Property has been sold by the undersigned to HARTMAN _____, a Texas _____ (the "Buyer"). In connection therewith, the Buyer is "Landlord" under that certain _____ dated _____, by and between the undersigned, as landlord, and _____, as lessee (the "Lease"). In order to receive credit for payments under the Lease, from and after the date hereof, all payments shall be made in accordance with the directions set forth in this letter.

        Future **rental payments** with respect to your leased premises at the Property should be made to the Buyer in accordance with your Lease terms at the following address:

                Hartman _____
                P.O. Box 571017
                Houston, Texas 77257-1017

        Future **notices** with respect to your leased premises at the Property should be made to the Buyer in accordance with your Lease terms at the following address:

                Hartman _____
                2909 Hillcroft, Suite 420
                Houston, Texas 77057

        The Buyer is responsible for holding and the return of your security deposit in the amount of $_____ in accordance with the terms of your Lease.

                                    MARKET PLACE BOULEVARD IRVING, LLC, a Delaware limited liability company

                                    By:_____
                                      F. Parker Hudson, Special Manager of a
                                      Majority of the Members

EXHIBIT J

FORM OF CERTIFICATE OF TRANSFEROR
OTHER THAN AN INDIVIDUAL
(FIRPTA Affidavit)

Section 1445 of the Internal Revenue Code of 1986 (the "Code") provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including Section 1445 of the Code), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform HARTMAN _____, a Texas _____, the transferee of certain real property located in Irving, Texas that withholding of tax is not required upon the disposition of such U.S. real property interest by MARKET PLACE BOULEVARD, IRVING, LLC, a Delaware limited liability company ("**Transferor**"), the undersigned hereby certifies the following on behalf of Transferor:

7. Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and the regulations promulgated thereunder);

8. Transferor's U.S. employer identification number is _____;

9. Transferor's address is: _____; and

10. Transferor is not a disregarded entity as defined in §1.1445-2(b)(2)(iii).

Transferor understands that this certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalty of perjury, I declare that I have examined this certificate and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of Transferor.

Date: _____, 2016


MARKET PLACE BOULEVARD IRVING,
LLC, a Delaware limited liability company

By:_____
    F. Parker Hudson, Special Manager of a
    Majority of the Members


EXHIBIT K

RENT ROLL

[See Attached Two (2) Pages]

Database: WELLSREFINC
Bldg Status: Active only

Rent Roll
WESTWAY ONE
4/1/2016

Page 1
Date 4/1/2016
Time 09:50 AM

Bldg Id	Suit Id	Occupant Name	Rent Start	Expiration	GLA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Future Rent Increases Cat	Date	Monthly Amount	PSF
Occupied Suites														
14401	100	Lennar Homes of Texas	5/1/2014	2/28/2022	28,833	40,968.93	17.17	3,033.43		140.00	RENTC	5/1/2016	41,893.15	17.60
											RENTC	5/1/2017	43,042.98	18.04
											RENTC	5/1/2018	44,119.08	18.49
											RENTC	5/1/2019	45,222.03	18.95
											RENTC	5/1/2020	46,352.58	19.42
											RENTC	5/1/2021	47,511.40	19.91
		Additional Space 14401 -330	5/1/2014	2/28/2022	4,473	6,686.28	17.17	495.03			RENTC	5/1/2016	6,853.73	17.60
											RENTC	5/1/2017	7,025.73	18.04
											RENTC	5/1/2018	7,200.31	18.49
											RENTC	5/1/2019	7,379.45	18.95
											RENTC	5/1/2020	7,562.47	19.42
											RENTC	5/1/2021	7,753.20	19.91
				Total	33,306	47,655.21		3,528.46		140.00				
14401	120	Lennar Homes of Texas	3/1/2016	2/28/2022	26,844						RENTC	8/1/2016	41,458.08	19.25
											RENTC	3/1/2017	42,534.92	19.76
											RENTC	3/1/2018	43,611.76	20.25
											RENTC	3/1/2019	44,688.58	20.75
											RENTC	3/1/2020	45,765.42	21.25
											RENTC	3/1/2021	47,919.08	22.25
											RENTC	3/1/2022	113,374.87	52.64
											RENTC	3/1/2023	118,304.00	54.93
											RENTC	9/1/2023	0.00	0.00
14401	200	CEC ENTERTAINMENT	8/1/2016	7/31/2026	55,257	60,652.25	11.00				RENTC	8/1/2016	78,280.75	17.00
											RENTC	8/1/2017	80,583.13	17.50
											RENTC	8/1/2018	92,095.00	20.00
											RENTC	8/1/2019	94,397.38	20.50
											RENTC	8/1/2020	96,699.75	21.00
											RENTC	8/1/2021	103,606.88	22.50
											RENTC	8/1/2022	105,909.25	23.00
											RENTC	8/1/2023	110,514.00	24.00
											RENTC	8/1/2024	117,421.13	25.50
14401	300	ACCESS PLANS, INC	7/23/2012	2/28/2018	10,438	16,091.92	18.50	1,310.97			RENTC	2/1/2017	16,526.83	19.00
14401	320	BROAD OAK ENERGY II, LLC	1/1/2013	6/30/2018	13,346	20,575.08	18.50	1,676.21		500.00	RENTC	6/1/2016	21,131.17	19.00
											RENTC	6/1/2017	21,687.25	19.50
14401	350	CADENT MEDICAL COMMUNICATIO	4/1/2013	6/30/2019	23,121	36,608.25	19.00	3,034.60			RENTC	4/1/2017	38,535.00	20.00
											RENTC	4/1/2018	39,498.38	20.50
14401	390	Express Scripts, Inc	12/15/2014	3/31/2020	4,668	7,585.50	19.50	404.85			RENTC	4/1/2017	7,780.00	20.00

Database: WELLSREFINC	Rent Roll	Page: 2
Bldg Status: Active only	WESTWAY ONE	Date: 4/1/2016
	4/1/2016	Time: 09:50 AM

Bldg Id	Suit Id	Occupant Name	Rent Start	Expiration	GLA Sqft	Monthly Base Rent	Annual Rate PSF	Monthly Cost Recovery	Expense Stop	Monthly Other Income	Future Rent Increases Cat	Date	Monthly Amount	PSF
											RENTC	4/1/2018	7,974.50	20.50
											RENTC	4/1/2019	8,160.00	21.00
Totals:		Occupied Sqft:	100.00%	8 Units	165,982	179,168.21		9,955.09		640.00				
		Leased/Unoccupied Sqft:		0 Units	0									
		Vacant Sqft:		0 Units	0									
		Total Sqft:		8 Units	165,982	179,168.21								
Total WESTWAY ONE:		Occupied Sqft:	100.00%	8 Units	165,982	179,168.21		9,955.09		640.00				
		Leased/Unoccupied Sqft:		0 Units	0									
		Vacant Sqft:		0 Units	0									
		Total Sqft:		8 Units	165,982	179,168.21								
Grand Total:		Occupied Sqft:	100.00%	8 Units	165,982	179,168.21		9,955.09		640.00				
		Leased/Unoccupied Sqft:		0 Units	0									
		Vacant Sqft:		0 Units	0									
		Total Sqft:		8 Units	165,982	179,168.21								

EXHIBIT L

LIST OF SELLER'S LEASING COSTS

(1)   Leasing Commissions and Tenant Improvements with respect to Office Lease Agreement dated July 1, 2003 (as amended) with Lennar Homes of Texas Land and Construction, Ltd. totaling $320,065.89.

TABLE OF CONTENTS

Page

1. Property Included in Sale 1

2. Independent Contract Consideration and Purchase Price 2

3. Transfer of Title to the Property 3

4. Due Diligence Period; As-Is Purchase 3

    (a) Due Diligence Period 3

    (b) Due Diligence Deliveries 3

    (c) Further Document Review 4

    (d) Contracts 4

    (e) Title Matters; Buyer's Objections; Seller's Right to Cure 4

    (g) Buyer's Inspections 5

    (h) Contact with Third Parties 6

    (i) As-Is Purchase 6

    (j) Covenant Not to Sue 10

    (k) Expiration of Due Diligence Period 11

    (l) Termination of Agreement 11

5. Conditions to Closing 11

    (a) Buyer's Conditions 11

    (b) Seller's Conditions 12

6. Remedies 12

7. Closing and Escrow 15

8. Representations and Warranties of Seller 18

    (a) Status 19

    (b) Enforceability 19

    (c) Leases 19

    (d) Non-foreign Person 19

    (e) Non-foreign Assets 19

9. Representations and Warranties of Buyer 19

    (a) Status 19

    (b) Enforceability 20

    (c) Proceedings 20

    (d) Non-foreign Assets 20

10. Indemnifications 20

11. Risk of Loss 20

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TABLE OF CONTENTS
(continued)

12. Seller's Covenants 21

    (a)   Maintenance Duties 21

    (b)   New Leases and Contracts 21

13. Miscellaneous 21

    (a)   Notices 21

    (b)   Brokers/Intermediaries 22

    (c)   Arbitration of Disputes 22

    (d)   Successors and Assigns 25

    (e)   Amendments 25

    (f)   Governing Law 25

    (g)   Integration of Prior Agreements 25

    (h)   Enforcement 25

    (i)   Confidentiality 25

    (j)   Time of the Essence; Dates 26

    (k)   Severability 26

    (l)   Counterparts 26

    (m)   1031 Exchange 26

    (n)   Survival and Limitations 26

    (o)   Exculpation 27

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